Holland & Knight	Tel. 212 513 3200 Fax. 212 385 9010	Holland & Knight LLP 195 Broadway, 24th Floor New York, NY 10007 www.hklaw.com

Frode Jensen 212 513 3462 Frode.Jensen@hklaw.com

June 18, 2009

VIA EDGAR AND ELECTRONIC MAIL

Ms. Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:          Trico Marine Services, Inc. (“Trico”)

Definitive Additional Soliciting Materials on Schedule 14A
Filed May 29, June 1 and June 3, 2009 by Kistefos AS,
Christen Sveaas, and Åge Korsvold
File No, 1-33402

Dear Ms. Duru:

On behalf of Kistefos AS, Christen Sveaas and Åge Korsvold (collectively, “Kistefos”), we acknowledge receipt of  your letter dated June 3, 2009 concerning the filings referenced above.  Please find below Kistefos’ responses to the comments you raised in this letter.

Soliciting Materials filed May 29, 2009

1.             Please provide us with a copy of the initial Glass Lewis report.

A copy of the Glass Lewis report is attached as Exhibit A.

Soliciting Materials filed June 1, 2009

2.             Explain to us, with a view toward revised future disclosure, why the “recent debt exchange strongly suggests that additional debt defaults are looming” and how the results of the exchange illustrate security holders “will not fare well.”

We address your comment about additional debt defaults in Part A below and your comment about the debt exchange in Part B below.

Part A. Kistefos believes that there is sufficient basis in Trico’s public disclosure of its risks and uncertainties, debt and credit agreements, credit environment, results of operations, and liquidity and capital resources to be concerned about the possibility of further defaults by Trico.

1.  Kistefos notes that Trico made the following disclosures in its most recent quarterly report on Form 10-Q filed with the Commission on May 11, 2009 (the “10-Q”):

(a) “TRICO MARINE SERVICES, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

…

2. Risks and Uncertainties

…

The Company is highly leveraged and its debt imposes significant restrictions on it and increases its vulnerability to adverse economic and industry conditions, and could limit its ability to obtain the additional financing required to successfully operate its business. The Company’s inability to satisfy any of the obligations under its debt agreements would constitute an event of default. Under certain of the Company’s debt agreements, an event of default will be deemed to have occurred if there is a change of control of the Company or certain of its subsidiaries or if a material adverse change or a fundamental change occurs in regards to the financial position of the applicable borrowing entity within the Company. Also, certain of the Company’s debt agreements contain a material adverse change/effect provision that is determined in the reasonable opinion of the respective lender, which is outside of the control of the Company. Under cross-default provisions in several agreements governing its indebtedness, a default or acceleration of one debt agreement will result in the default and acceleration of its other debt agreements and under its Master Charter lease agreement. A default, whether by the Company or any of its subsidiaries, could result in all or a portion of its outstanding debt becoming immediately due and payable and would provide certain other remedies to the counterparty to the Master Charter. If this were to occur, the Company might not be able to obtain waivers or secure alternative financing to satisfy all of its obligations simultaneously. Given current market conditions, the Company’s ability to access the capital markets or to consummate planned asset sales may be restricted at a time when it would like or need to raise additional capital. In addition, the current economic conditions could also impact its lenders, customers and vendors and may cause them to fail to meet their obligations to it with little or no warning. These events could have a material adverse effect on the Company’s business, financial position, results of operations, cash flows and ability to satisfy the obligations under its debt agreements.

…

Execution of the Company’s business plan and continued compliance with its debt covenants are dependent upon it obtaining a minimum level of EBITDA and liquidity. The Company’s forecasted EBITDA contains certain estimates and assumptions regarding new vessel deliveries, fleet utilization, average day rates, and operating and general and administrative expenses, which could prove to be inaccurate. A material deviation from one or more of these estimates or assumptions could result in a violation of one or more of the Company’s contractual covenants which could result in all or a portion of its outstanding debt becoming immediately due and payable. Within certain constraints, the Company can conserve capital by reducing or delaying capital expenditures, deferring non-regulatory maintenance expenditures and further reducing operating and administrative costs. While postponing or eliminating capital projects would delay or reduce future cash flows, the Company believes this control will provide it the flexibility to match its capital commitments to its available capital resources.

…

4. Debt

…

Regarding the NOK 350 million Revolving Credit Facility, NOK 230 million Revolving Credit Facility, NOK 150 million Additional Term Loan and NOK 200 million Overdraft Facility, the Company and the principal lender have entered into a definitive term sheet, subject to final documentation, to, among other things, shorten the maturity dates for all facilities to January 1, 2010, waive the requirement that DeepOcean AS be listed on the Oslo Stock Exchange, consent to the tonnage tax related corporate reorganization and increase certain fees and margins. In conjunction with the signature of this term sheet and the waiver received regarding the listing requirement on the Oslo Stock Exchange, the Company made a prepayment of NOK 50 million ($7.2 million) and agreed to a retroactive increase in fees and margins to September 1, 2008. The total amount outstanding under these facilities as of March 31, 2009 was $117.5 million which is classified as current as the Company’s intent is to pay the outstanding balances by

2

January 1, 2010. The Company was not in compliance with the Leverage Ratio financial covenant at March 31, 2009 and has received a waiver for this period. In return for the waiver, the Company agreed to, among other things, increase the margin on NOK 350 million Revolving Credit Facility, NOK 230 million Revolving Credit Facility, NOK 150 million Additional Term Loan, and the NOK 200 million Overdraft Facility to 275 bps, to make an additional prepayment of NOK 25 million prior to June 30, 2009, and to pay a waiver fee. “

(b) “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

…

Our Outlook

…

Our substantial amount of indebtedness requires us to manage our cash flow to maintain compliance under our debt covenants and to meet our capital expenditure and debt service requirements. ... We are also working towards deleveraging our balance sheet as we manage cash flow and liquidity throughout the year.

…

Market Outlook — Credit Environment

During 2009 we have seen lenders be unwilling to lend to companies that are not existing clients and continue to take steps to limit their overall exposure to any one company (which will limit our ability to seek new financing from existing lenders), increase margins and improve their collateral position. Should we desire to refinance existing debt or access capital markets for new financing, we expect terms and conditions of such refinancing or access to capital markets to be challenging during the year.

…

Results of Operations

…

Operating income decreased $27.7 million year-over-year reflecting lower revenues. Our Subsea Services and Subsea Trenching and Protection segments generated operating losses in the first quarter of 2009 due to seasonality in the North Sea and overall lower utilization combined with exceptionally weak market conditions in the U.S. Gulf of Mexico and North Sea regions that negatively affected our Towing and Supply segment.

…

Liquidity and Capital Resources

Our working capital and cash flows from operations are directly related to fleet utilization and vessel day rates. We require continued access to capital to fund on-going operations, vessel construction, discretionary capital expenditures and debt service. Please see Note 2 “Risks and Uncertainties” in our accompanying condensed consolidated financial statements. Our ability to generate or access cash is subject to events beyond our control, such as declines in expenditures for exploration, development and production activity, reduction in global consumption of refined petroleum products, general economic, financial, competitive, legislative, regulatory and other factors. Depending on the market demand for our vessels and other growth opportunities that may arise, we may require additional debt or equity financing.

…

At March 31, 2009, we had available cash of $60.5 million. As of March 31, 2009, we had approximately $11 million of additional undrawn borrowing capacity under our existing, including revolving, credit facilities. Our ability to access this borrowing capacity is contingent upon our continued compliance with certain covenants on the various facilities, described more fully in Note 4 to our accompanying condensed consolidated financial statements, including but not limited to the compliance with our consolidated leverage ratio.

…

We may need to refinance all or a portion of our indebtedness on or before maturity, sell assets, reduce or delay capital expenditures, seek additional equity financing or seek third-party financing to satisfy such obligations. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. There can be no assurance that our business, liquidity, financial condition, or results of operations will not be materially and adversely impacted in the future as a result of the existing or future credit market conditions.

…

We have entered into a definitive term sheet, subject to final documentation, with the principal lender under our NOK 350 million revolving credit facility, NOK 230 million revolving credit facility, NOK 150 million

3

additional term loan and NOK 200 million overdraft facility to, among other things, shorten the maturity dates for all facilities to January 1, 2010, waive the requirement that DeepOcean AS be listed on the Oslo Stock Exchange, consent to the tonnage tax related corporate reorganization and increase certain fees and margins. In conjunction with the signature of this term sheet and the waiver received regarding the listing requirement on the Oslo Stock Exchange, we made a prepayment of NOK 50 million ($7.2 million) and agreed to a retroactive increase in fees and margins to September 1, 2008. The total amount outstanding under these facilities as of March 31, 2009 was $117.5 million. This amount is included in the debt that is classified as current as of March 31, 2009. If we do not have sufficient funds to make the required cash payments at the maturity date, we may need to refinance all or a portion of this indebtedness on or before maturity, sell assets, reduce or delay capital expenditures, seek additional equity financing or seek third-party financing to satisfy these obligations. Our failure to pay this debt at maturity would constitute an event of default, which in turn, could constitute an event of default under all of our outstanding debt agreements.

…

We are in compliance with our debt covenants at March 31, 2009 except, for the Leverage Ratio under the NOK 350 million Revolving Credit Facility, NOK 230 million Revolving Credit Facility, NOK 150 million Additional Term Loan and the NOK 200 million Overdraft Facility for which we received a waiver subsequent to quarter end. In return for the waiver, we agreed to, among other things, increase the margin on NOK 350 million Revolving Credit Facility, NOK 230 million Revolving Credit Facility, NOK 150 million Additional Term Loan, and the NOK 200 million Overdraft Facility to 275 bps, to make an additional prepayment of NOK 25 million prior to June 30, 2009, and to pay a waiver fee. Please see Item 1A “Risk Factors” located in our 2008 Form 10-K, for more details about potential risks involving these facilities. Also, please see Item 9B “Other Information” in our 2008 Form 10-K. Amounts in this section reflecting U.S. Dollar equivalents for foreign denominated debt amounts are translated at currency rates in effect at March 31, 2009.

…

Execution of our business plan and continued compliance with our debt covenants are dependent upon us obtaining a minimum level of EBITDA and liquidity. Our forecasted EBITDA contains certain estimates and assumptions regarding new vessel deliveries, fleet utilization, average day rates, and operating and general and administrative expenses, which could prove to be inaccurate. A material deviation from one or more of these estimates or assumptions could result in a violation of one or more of our covenants which could result in all or a portion of our outstanding debt becoming immediately due and payable. Within certain constraints, we can conserve capital by reducing or delaying capital expenditures, deferring non-regulatory maintenance expenditures, selling vessels, and further reducing operating and administrative costs. While postponing or eliminating capital projects and selling vessels would delay or reduce future cash flows, we believe this control will provide us the flexibility to match our capital commitments to our available capital resources. Please see “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2008. See Note 2 in our condensed consolidated financial statements for “Risks and Uncertainties”.

…

Cross Default Provisions. The debt facilities contain significant cross default and / or cross acceleration provisions where a default under one facility could enable the lenders under other facilities to also declare events of default and accelerate repayment of their obligations.

…

Cash Flows

…

Net cash used in operating activities for the three months ended March 31, 2009 was $15.4 million, a decrease of $21.3 million from the same period in 2008.”

2.  Kistefos notes that, on March 12, 2009, Trico stated on Page 50 of its Form 10-K filed with the Commission (the “10-K”) that it expected to be in compliance with its financial covenants as of March 31, 2009 and then subsequently disclosed in the 10-Q on Page 37 that it was in fact in default as of that date.

4

3.  Kistefos notes that Trico reported in its 10-K that it was not in compliance with certain of its debt covenants under certain other credit facilities as of December 31, 2008, and that it had subsequently received waivers of these covenants from its lenders in exchange for additional payments.  On Page 51, Trico stated:

“We are in compliance with our debt covenants at December 31, 2008 except, for the minimum net worth requirement in our $200 million Revolving Credit Facility, $100 million Revolving Credit Facility, $50 million U.S Revolving Credit Facility Agreement, $18 million Revolving Credit Facility and 23.3 million Euro Revolving Credit Facility for which we received either a waiver or a retroactive amendment subsequent to year end.”

4. Kistefos notes that Trico reported in its 10-Q that it is in negotiation with its lenders to enter into definitive documentation amending certain of its NOK credit facilities to, among other things, reflect the acceleration of $117.5 million in outstanding indebtedness to January 1, 2010 and make certain additional payments in exchange for obtaining certain waivers and consents.

In connection with  this proposed transaction, Trico has reported a substantial increase in the current portion of  long-term debt outstanding from $82.9 million as of December 31, 2008 to $210.9 million as of March 31, 2009, of which $117.5 million is due on January 1, 2010.  Jefferies & Companies, Inc. has estimated that Trico will generate approximately $23 million in free cash flow through December 31, 2009 and will have a total cash balance of $81.6 million at year-end.  As Trico has stated in its SEC filings, if it does  not have sufficient funds to make the required cash payments at maturity, it would need to refinance all or a portion of its indebtedness on or before maturity, sell assets, reduce or delay capital expenditures, seek additional equity financing or seek third-party financing to satisfy these obligations. Its failure to pay this debt at maturity would constitute an event of default, which in turn, could constitute an event of default under all of its outstanding debt agreements.

Because Trico has not made any public announcement regarding definitive documentation of this proposed transaction since filing its 10-Q on May 11, 2009, it is also unclear at this time whether Trico has reached a final agreement with its lenders.

Part B. Kistefos has expressed concern that the stockholders “will not fare well” in future debt restructuring transactions because Kistefos views the debt exchange that was recently completed as extremely dilutive of stockholders, and believes that future debt restructurings may also be dilutive.

1.  Trico’s stockholders suffered substantial dilution as a result of the recent debt exchange. On May 14, 2009, Trico reported that, in accordance with certain exchange agreements with holders of its 6.5% senior convertible debentures due 2028 (the “6.5% Debentures”), it issued an additional 3,042,180 shares (or warrants) as partial consideration for the exchange of $253,515,000 in aggregate principal amount of 6.5% Debentures for $202,812,000 in aggregate principal amount of new 8.125% secured convertible debentures due 2013 (the “8.125% Debentures”).  The 3,042,180 additional shares or warrants issued at closing resulted in an immediate economic dilution of close to 20% for the stockholders of Trico.

The 8.125% Debentures are convertible at any time into shares of common stock at the conversion rate of 71.4286 shares per $1,000 principal amount. If converted in full at that rate, the 8.125% Debentures would result in the issuance of 14,486,577.22 shares, or more than twice as many shares as the number of shares which the 6.5% Debentures were convertible into (6,272,019.41 shares).

Accordingly, the net increase in the total number of shares which were issued or may be issued by exercise of warrants or conversion of 8.125% Debentures amounts to 11,256,737.81 additional shares. This represents a 69% increase over the 16,227,253 shares outstanding prior to the debt exchange.

5

2.  Kistefos believes that the terms of the debt exchange recently completed by Trico were extremely favorable to the holders of 6.5% Debentures for the reasons stated in a letter filed with the Commission on May 22, 2009 (the “May 22 Letter”).  Kistefos believes that Trico was required to offer such favorable terms because under the terms of the 6.5% Debentures, Trico was prevented from renegotiating its existing credit facilities, which Trico has stated it proposes to do and in all likelihood, will be required to do.

Kistefos notes that, under the terms of the 6.5% Debentures as in effect prior to the debt exchange, Trico was prohibited from incurring additional indebtedness if Trico’s Consolidated Leverage Ratio exceeded 4 to 1 at the time of incurrence of such indebtedness. In addition, the holders had the right to convert their 6.5% Debentures at any time and to receive a cash payment pursuant to a make-whole interest premium.  Immediately prior to the debt exchange, Trico had made substantial cash payments related to this make-whole interest premium in connection with requests for conversion of 6.5% Debentures (approximately $13 million over the four month-period from December 2008 to March 2009).  As of May 11, 2009, Trico estimated that if all then outstanding 6.5% Debentures were converted, it could be required to pay $72 million in cash to the holders pursuant to the make-whole interest premium (10-Q, Page 39).  Trico also disclosed in the 10-Q that its cash balance had decreased to $60.5 million as of March 31, 2009, from $94.6 million as of December 31, 2008, and that it only had $11 million of undrawn borrowing capacity under its credit facilities, a decrease from $37 million as of December 31, 2008.  In addition, the Debenture holders could declare an event of default and require immediate repayment if repayment of certain other indebtedness in a principal amount in excess of $30 million or its foreign currency equivalent had been accelerated and not remedied within 30 days after notice thereof.

3.  Kistefos notes that Trico has strongly indicated that additional debt restructuring may occur in the near future.  On May 5, 2009, Trico held an earnings call (transcript available at http://seekingalpha.com/article/135493-trico-marine-services-inc-q1-2009-earnings-call-transcript), in which Trico’s CEO Joseph Compofelice stated that:

“delevering continues to be the number one priority at Trico and we fully expect to see additional delevering steps taken during the balance of 2009.”

On May 11, 2009, Mr. Compofelice stated during the conference call announcing the debt exchange that:

“Notwithstanding this announcement, as we said in our earnings call, we’re continuing to look at other options to address other parts of our debt structure. Those of you who have read our 10-K noticed a big move between the 10-K at the end of the year and the 10-Q at the end of the last quarter. One or two pieces of debt moving into the current category. They’re not due until January 2010. But we’re confident that we’re going to be able to deal with that.”

Kistefos believes that in order to accomplish satisfactory delevering and/or debt restructuring, Trico will be required to issue additional equity, further diluting its existing stockholders.

6

4.             Please provide us supplemental support for your disclosure that you “have talked to numerous stockholders in the past two weeks and [you] are hearing voices of support.”

At the time this statement was made, Kistefos’ proxy solicitor had made dozens of telephone calls to stockholders and the Participants had conducted numerous telephone conference calls and meetings with stockholders. The proxy solicitor had also received proxy cards in support of the Kistefos Proposals, and had received inquiries from stockholders who expressed support for the Kistefos Proposals.

Soliciting Materials filed June 3, 2009

5.             Please provide us with a copy of the RiskMetrics report.

A copy of the Risk Metrics report is attached as Exhibit B.

If you have any questions regarding the above responses, please contact me at (212) 513-3462, or at Frode.Jensen@hklaw.com, or my colleagues François Janson at (212) 513-3266, or at Francois.Janson@hklaw.com or Aaron Goldberg at (212) 513-3231, or at Aaron.Goldberg@hklaw.com

Sincerely,

Frode Jensen

Encls.

7

Annex A

PROXY PAPER

Trico Marine Services, Inc.

NASDAQ: TRMA

Industry: Oil Well Services & Equipment

Meeting Date: June 10, 2009

Record Date: April 17, 2009

Lead Analysts

Katy Davis, kdavis@glasslewis.com

Marian Macindoe, mmacindoe@glasslewis.com

2009 CONTESTED MEETING WHITE (MANAGEMENT) CARD

Proposal	Issue	Board	GL&Co.

1.00	Election of Directors	For	Do Not Vote

1.01	Elect Joseph Compofelice	For	Do Not Vote

1.02	Elect Ben Guill	For	Do Not Vote

2.00	Ratification of Auditor	For	Do Not Vote

3.00	Shareholder Proposal Regarding Board Size	Against	Do Not Vote

4.00	Shareholder Proposal Regarding Increase in Board Quorum Requirement	Against	Do Not Vote

5.00	Shareholder Proposal Regarding Removal of Per Staehr	Against	Do Not Vote

6.00	Shareholder Proposal Regarding Right to Call a Special Meeting	Against	Do Not Vote

7.00	Shareholder Proposal Regarding Repeal of Bylaw Amendments	Against	Do Not Vote

8.00	Shareholder Proposal Regarding Declassification of the Board	Abstain	Do Not Vote

9.00	Elect Douglas Swanson to Fill Vacancy, Conditional Upon Approval of Proposal 5	For	Do Not Vote

10.00	Shareholder Proposal to Elect Age Korsvold to the Board of Directors	Do Not Vote	Do Not Vote

11.00	Shareholder Proposal to Elect Christen Sveaas to the Board of Directors	Do Not Vote	Do Not Vote

12.00	Shareholder Proposal Regarding Majority Vote	Against	Do Not Vote

Trico Marine Services, Inc. 2009 Contested Proxy

2009 BLUE (DISSIDENT) CARD

Proposal	Issue	Board	GL&Co.

1.00	Election of Directors	Do Not Vote	For

1.01	Elect Management Nominee Joseph Compofelice	Do Not Vote	For

1.02	Elect Management Nominee Ben Guill	Do Not Vote	For

2.00	Ratification of Auditor	Do Not Vote	For

3.00	Shareholder Proposal Regarding Board Size	Do Not Vote	For

4.00	Shareholder Proposal Regarding Increase in Board Quorum Requirement	Do Not Vote	For

5.00	Shareholder Proposal Regarding Removal of Per Staehr	Do Not Vote	For

6.00	Shareholder Proposal Regarding Right to Call a Special Meeting	Do Not Vote	Against

7.00	Shareholder Proposal Regarding Repeal of Bylaw Amendments	Do Not Vote	For

8.00	Shareholder Proposal Regarding Declassification of the Board	Do Not Vote	For

9.00	Elect Management Nominee Douglas Swanson to Fill Vacancy, Conditional Upon Approval of Proposal 5	Do Not Vote	For

10.00	Elect Dissident Nominee Age Korsvold, Conditional Upon Approval of Proposals 3, 4 and 5	Do Not Vote	Against

11.00	Elect Dissident Nominee Christen Sveaas, Conditional Upon Approval of Proposals 3, 4 and 5	Do Not Vote	For

12.00	Shareholder Proposal Regarding Majority Vote	Do Not Vote	For

NOTE

Update: June 1, 2009. On May 28, 2009, Kistefos AS (“the Dissident”) announced that it had amended Proposal 1 on its proxy card. We have made certain changes to our analysis of Proposal 1 to clarify the structure of the new voting card. While we continue to recommend that shareholders vote for Proposal 1 on the Dissident’s card, this now indicates a vote for both management nominees Compofelice and Guill.

We also previously revised the ballot card to clarify that Proposal 9 is conditional upon approval of Proposal 5.

Company Profile

ADDRESS

3200 Southwest Freeway

Houston, TX 77027

www.tricomarine.com

Phone: +1 (713) 7809926

Fax:

Employees: 2,022

STOCK
Ticker:	TRMA
Exchange:	NASDAQ
Industry:	Oil Well Services & Equipment

COMPANY DESCRIPTION

Trico Marine Services, Inc. (Trico) is a provider of marine support vessels to the offshore oil and gas industry, primarily in the North Sea, West Africa, Mexico, Brazil, Southeast Asia, and the United States Gulf of Mexico. As of December 31, 2007, the Company’s fleet consisted of 64 vessels, including 10 large capacity platform supply vessels, six large anchor handling, towing and supply vessels, 41 supply vessels, six crew boats, and one line handling (utility) vessel. Trico provides support for the construction, installation, repair and maintenance of offshore facilities, the deployment of underwater remotely operated vehicles, (ROVs), sea floor cable laying, and trenching services. Its diversified fleet of vessels provides a range of services to offshore oil and gas operators, including the transportation of drilling materials, supplies and crews to drilling rigs and other offshore facilities; towing drilling rigs and equipment from one location to another.

Source: FactSet

TOP 20 INSTITUTIONAL HOLDERS

Holder		% Owned
1.	Bay Harbour Management LC	15.07%
2.	Dimensional Fund Advisors, Inc.	7.74%
3.	Allegheny Insurance	7.68%
4.	Black River Asset Management LLC	6.11%
5.	H Partners Capital LLC	5.03%
6.	Barclays Global Investors NA	4.66%
7.	Vanguard Group, Inc.	4.13%
8.	Whitebox Advisors LLC	3.84%
9.	Wells Capital Management, Inc.	2.90%
10.	Fidelity Management & Research	1.41%
11.	State Street Global Advisors	1.41%
12.	Northern Trust Investments	1.34%
13.	Paradigm Capital Management, Inc.	1.34%
14.	AIG Global Investment Corp.	1.26%
15.	Kennedy Capital Management, Inc.	1.13%
16.	BlackRock Advisors, Inc.	0.91%
17.	Bridgeway Capital Management, Inc.	0.84%
18.	Mutual of America Capital Management Corp.	0.75%
19.	TIAA-CREF Asset Management LLC	0.73%
20.	JPMorgan Asset Management, Inc.	0.70%

INDEXED STOCK PRICE

■ TRMA ❑ Wilshire 5000 ❑ Peer Avg. (HOS,GLBL,GLF)

Last 2 Years

Competitors / Peer Comparison(1)

	Trico Marine Services Inc		Hornbeck Offshore Services, Inc.		Global Industries, Ltd.		GulfMark Offshore, Inc.
Ticker	TRMA		HOS		GLBL		GLF
Closing Price (05/27/09)	$3.07		$25.41		$6.31		$28.14
Shares Outstanding (mm)	16.2		26.0		113.9		25.4
Market Capitalization (mm)	$49.7		$659.6		$718.6		$716.0
Enterprise Value (mm)	$771.4		$1,284.7		$744.6		$1,076.7
Revenue (LTM) (mm)	$618.8		$444.2		$1,039.0		$437.2
Growth Rate
Revenue Growth Rate (5 Yrs)	34.2%		33.2%		22.5%		26.9%
EPS Growth Rate (5 Yrs)	0.0%		42.0%		0.0%		210.1%
Profitability (LTM)
Return on Equity (ROE)	-38.4%		17.8%		-14.7%		20.8%
Return on Assets (ROA)	-12.9%		8.2%		-8.0%		13.1%
Dividend Rate	0.0%		0.0%		0.0%		0.0%
Stock Performance
1 Year Stock Performance	-92.1%		-49.0%		-64.3%		-54.4%
3 Year Stock Performance	-90.3%		-27.9%		-65.7%		6.6%
5 Year Stock Performance	0.0%		147.9%		17.3%		107.5%
Annualized 1 Year Total Return (past 3 yrs)	-30.1%		-9.3%		-21.9%		2.2%
Valuation Multiples (LTM)
P/E Ratio	0.0	x	5.4	x	0.0	x	4.1	x
TEV/Revenue	1.2	x	2.9	x	0.7	x	2.5	x
TEV/EBIT	8.0	x	6.9	x	-13.4	x	5.9	x
Margins Analysis (LTM)
Gross Profit Margin	15.6%		50.4%		2.8%		50.9%
Operating Income Margin	2.9%		42.0%		-6.1%		41.3%
Net Income Margin	-19.9%		27.2%		-12.0%		37.9%
Liquidity/Risk
Current Ratio	0.6	x	1.9	x	2.2	x	3.4	x
Debt-Equity Ratio	3.87	x	0.84	x	0.36	x	0.55	x
Auditor Data(2)
Year	2008		2008		2008		2008
Auditor	PricewaterhouseCoopers		Ernst & Young		Deloitte & Touche		UHY
Auditor Fees	$2,524,485		$364,010		$2,191,000		$679,786
Audit Related Fees	$60,310		$16,050		$278,000		—
Tax + All Other Fees	$45,678		—		—		$89,849
Executive Compensation(3)
Year of Data	2008		2008		2008		2008
Chief Executive Officer	$2,498,091		$4,222,598		$6,631,168		$3,143,744
Other Named Executives	$3,460,197		$6,337,470		$3,569,810		$4,639,068

Source: FactSet Research Systems, Reuters, Thomson Financial, and Glass, Lewis & Co. LLC

(1)   Listed competitors are based on GICS® industry classifications and other financial metrics including market capitalization and revenue.

(2)   As disclosed by the Company and its peers in their most recent proxy filings.

(3)   As calculated by Glass Lewis based on information disclosed by the Company and its peers in their proxy filings.

Pay-For-Performance

Trico Marine Services’ executive compensation received a F grade in our proprietary pay-for-performance model, which uses 36 measurement points. The Company paid: more compensation to its top officers (as disclosed by the Company) than the median compensation for 31 similarly sized companies with an average enterprise value of $137 million; more than a sector group of 8 smaller energy companies with enterprise values ranging from $30.9 million to $800.2 million; and more than a sub-industry group of 12 oil & gas equipment & services companies. The CEO was paid above the median CEO in these peer groups. Overall, the Company paid more than its peers, but performed worse than its peers.

FY 2008 Compensation Committee Grade						Historical Compensation Score

A	B	C	D	E	F	Fiscal Year	2007	2008
						Grade	D	F
					‡

Company Compared with Median	CEO Compared with Median

Shareholder Wealth and Business Performance

Note: Compensation analysis for period ending 12/2008. Performance measures based on weighted average of annualized 1, 2, and 3 year data.

Voting Results from Last Annual Meeting (June 12,2008)

Source: 10-Q dated June 30, 2008

ELECTION OF DIRECTORS

No.	Proposal	Votes Withheld
1	Elect Richard Bachmann	2.32%

2	Elect Kenneth Burke	2.82%

OTHER ITEMS

		Votes
No.	Proposal	For	Against	Abstain	Broker Non-Votes
2	Ratification of Auditor	12,105,115	413,421	7,449	N/A

Proposal 1.00: Election of Directors	FOR

BOARD OF DIRECTORS

				Committees				Term	Term	Attended at least 75%
Name	Up	Age	GLC Classification	Audit	Comp	Gov	Nom	Start	End	of Meetings
Richard A. Bachmann		64	Independent	✓		✓	✓	2005	2011	Yes
Kenneth M. Burke		60	Independent	C				2005	2011	Yes
Joseph S. Compofelice	✓	59	Insider (1)					2003	2009	Yes
Ben A. Guill	✓	58	Independent	✓	✓			2008	2009	Yes
Edward C. Hutcheson, Jr.		63	Independent		C			1994	2010	Yes
Myles W. Scoggins		61	Independent (2)	✓	✓	C	C	2005	2010	Yes
Per Staehr		65	Independent			✓	✓	2005	2010	Yes

C = Chair

(1)   Chairman and CEO.

(2)   Lead director.

Summary

The 2009 annual meeting of Trico Marine Services, Inc. (“Trico”) involves a contested election of directors. The board of Trico has nominated two individuals (Messrs. Compofelice and Guill) on the WHIT WHITE proxy card to serve a three-year term each. If elected, their terms would expire at the 2012 annual meeting of shareholders. The board has also nominated Douglas Swanson to fill the resulting vacancy in the event that Proposal 5 is approved by shareholders (see Proposal 9).

Kistefos AS and its affiliates (“Kistefos” or “the Dissident”) has submitted multiple shareholder proposals seeking to: (i) increase the size of the board to nine directors (Proposal 3); (ii) increase the quorum requirement at board meetings to seven directors (Proposal 4); (iii) remove incumbent director Per Staehr from the board without cause (Proposal 5); (iv) reduce the threshold to request calling a special meeting (Proposal 6); (v) repeal all board-approved bylaw amendments adopted after December 15, 2008 (Proposal 7); (vi) recommend declassification of the board (Proposal 8); and (vii) amend the Company’s bylaws to adopt a majority voting standard in the election of directors (Proposal 12).

The Dissident has also proposed the election of Dissident nominees Åge Korsvold (Proposal 10) and Christen Sveaas (Proposal 11), conditional upon approval of Proposals 3, 4 and 5. Additionally, if Proposals 3, 4 and 5 are approved by shareholders, voting for Proposal 1 on the Dissident’s BLUE proxy card will signify a vote for management nominees Compofelice and Guill. The Dissident recommends that shareholders withhold voting from Mr. Compofelice by writing in his name in the space provided.

Approval of Proposals 3 - 7 requires the affirmative vote of two thirds of the voting power of the Company’s outstanding shares. The Company intends to tally a “provisional vote” of shareholders for Proposal 12, which the board has rejected as improper business for transaction at the meeting. The board believes that this proposal is inconsistent with and invalid under Delaware law and Trico’s charter (as discussed further below). If Proposal 12 is approved by shareholders, the Company intends to contest the complaint filed by Kistefos with the Delaware Court of Chancery.

As of May 15, 2009, Kistefos held approximately 21.3% of Trico’s common stock.

Litigation Regarding Proposal 12

As noted above, the board of Trico has rejected Proposal 12 on the grounds that it is not valid under Delaware law and Trico’s charter. Specifically, the board believes that the proposed bylaw amendment, that would have the effect of removing from office a director failing to meet certain conditions, would, among other things, violate Article FIVE Sections 2 and 3 of Trico’s charter and Sections 141 (b) and 141 (k) of the Delaware General Corporation Law, which provisions prescribe the length of time directors will serve and the manner in which they may be removed.

Following the board’s rejection, Kistefos filed a complaint in Delaware’s Court of Chancery against Trico and its directors seeking a declaratory judgment that Proposal 12 is legal and that Trico has no right to bar its shareholders from voting on such a proposal at the meeting. In addition, Kistefos requested that the proceedings be expedited. According to the Company’s proxy filings, the court denied Kistefos’ motion to expedite the proceeding, noting that Kistefos’ claim is not ripe for judicial consideration because Proposal 12 has not been, and may never be, adopted. However, the court ruled that Proposal 12 should be presented for a shareholder vote at the meeting in the same manner as any other proposal to be considered. The court did not make a judgment as to the merits of the Company’s arguments against Proposal 12.

Jones Act Compliance

The board reports that coastal maritime trade in the U.S. Gulf of Mexico, and thus a portion of the Company’s business, is subject to U.S. laws known as the “Jones Act.” According to the Company, the Jones Act requires that non-U.S. citizens may not exercise control over more than 25% of the Company’s voting power nor occupy seats that comprise more than a minority of a board quorum. In addition, the Jones Act prohibits a controlling interest by any: (i) contract or understanding by which more than 25% of the voting power in the corporation may be exercised, directly or indirectly, in behalf of a non-U.S. citizen; and (ii) the existence of any other means by which control of more than 25% of any interest in the corporation is given to or permitted to be exercised by a non-U.S. citizen.

To ensure compliance with the Jones Act to engage in coastal trade in the U.S. Gulf of Mexico, the Company’s charter contains provisions limiting non-U.S. citizen ownership of the Company’s shares and the status of certain officers and directors and authorizes the Company and the board to take other actions to maintain this compliance.

Debt Exchange Agreements

As reported in a Form DEFA14-A filed on May 19, 2009, the Company entered into exchange agreements with the holders of its 6.5% senior convertible debentures on May 11, 2009. Under the agreements, the Company will exchange $253,515,000 in aggregate principal amount of its 6.5% debentures for approximately $12 7 million in cash, 3,042,180 shares of the Company’s common stock (or warrants exercisable for $0.01 per share in lieu thereof), and $202,812,000 in aggregate principal amount of new 8.125% secured convertible debentures due 2013. According to the Company, these exchange agreements, together with other initiatives, have reduced the principal face amount of the Company’s outstanding debt by approximately $90 million since the beginning of 2009. The exchange was completed on May 14, 2009.

Dissident Argument

The Dissident expresses concern that the Company’s stock price has fallen by more than 90% since April 2008, compared to a decline of only 32% by the GICS Energy Industry Group. In the Dissident’s view, this “extraordinary loss” calls into question the Company’s current operations, direction, management and governance. Additionally, the Dissident makes the following allegations regarding the Company’s performance since its emergence from bankruptcy in 2005:

•      The Company ranks in the bottom quartile of the GICS Energy Industry Group with respect to total shareholder return over the last 12 months and the last three years;

•      Acquisitions completed in 2007 and 2008 increased the Company’s debt to more than $800 million from $200 million in 2007, over leveraging the business and putting the Company’s survival at risk;

•      The Company’s ratio of total leverage to EBITDA is higher than 5.5x, compared to an industry average of less than 3.0x; and

•      The Company reported operating losses of $127.5 million in 2008 and $16.2 million for the first quarter of 2009.

The Dissident also questions certain of the Company’s strategic decisions, including an allegedly “ill-timed” strategic shift to acquire sub-sea businesses.

With respect to the Company’s corporate governance practices, the Dissident highlights the following concerns:

•      Restrictive conditions placed on shareholders’ ability to call a special meeting of shareholders, which prevent shareholders from exercising their franchise by calling a special meeting;

•      The classified board structure, which undermines director accountability;

•      The plurality voting system in the election of directors, which allows the board to ignore the majority voice of shareholders who have cast votes against the election of a director;

•      The adoption of a poison pill in April 2007, which was later terminated;

•      The adoption of anti-shareholder advance notice bylaws;

•      Rejection of the Dissident’s shareholder proposal seeking a majority vote standard, which was later overturned by the Delaware Chancery Court; and

•      Unexplained withdrawal from a share buyback program.

The Dissident notes that while Kistefos owns Viking Supply Ships AS (“Viking”), where Mr. Korsvold acts as chairman and a director, the market in which Trico and Viking operate is outside the jurisdiction of U.S. competition law. Additionally, Mr. Kistefos has agreed to step down from the Viking board if elected to the Trico board. As such, the Dissident does not believe that this relationship represents a significant conflict of interest.

Finally, the Dissident believes that the debt exchange completed by the Company in May 2009 calls into question the board’s commitment to improving shareholder value. Specifically, the Dissident alleges that the terms of the exchange favored a small group of bondholders at the expense of common shareholders, who were diluted by the issuance of stock pursuant to the exchange. The Dissident further notes that the Company’s stock price fell by more than 30% during the week following announcement of the exchange.

Dissident Plan

The Dissident believes that it has significant capability and experience in the maritime industry and in corporate turnarounds. If elected, the Dissident nominees will aim to enact certain changes to the Company’s corporate governance policies to improve business, operations, financial condition and strategic direction. While the Dissident is not intending to “implement a predetermined business plan,” the Dissident believes that the election of the Dissident nominees will bring a new perspective to the board and enhance management accountability. As noted above, the Dissident’s shareholder proposals, if approved, would also permit two or more shareholders holding at least 15% of the Company’s common stock to call a special meeting, declassify the board, and implement majority voting in the election of directors.

The Dissident notes that the its nominees, if elected, would constitute a minority of the board and would therefore need to gain support from other directors to effect change. In addition, the Dissident states that it is restricted by maritime law from increasing its interest in Trico above 25%, and is simply seeking board representation in proportion to its investment.

With respect to Proposal 1, the Dissident has recommended that shareholders withhold votes from Mr. Compofelice by writing his name in the space provided. Due to Mr. Compofelice’s management record and his opposition to the Dissident proposals, the Dissident does not wish to support the election of Mr. Compofelice.

With respect to Proposals 3, 4 and 5, the Dissident reports that these proposals are intended to comply with the Company’s stated requirements (based on the Jones Act under U.S. maritime law) that no more than 25% of the Company’s directors may be non-U.S. citizens and that non-U.S. citizens may comprise no more than 25% of a quorum of the board. However, if the Dissident receives an acknowledgment by the Company or a proper authority that this is not required, the Dissident has offered to withdraw Proposal 5.

Board Response

In response, the board asserts that the election of the Dissident nominees would offer the Company little strategic or operation expertise compared to the incumbent directors and could make it more difficult for the board to function. Further, the board believes that the election of the Dissident nominees would unduly increase Kistefos’ influence over the Company. Concerning the Dissident nominees, the board questions the background of Messrs. Korsvold and Sveaas, particularly charges that Mr. Korsvold had violated trading prohibitions under the Norwegian Securities Trading Act which were later dismissed. The board also states its belief that Kistefos’ ownership of Viking represents a serious conflict of interest due to the competition between the companies, regardless of whether Mr. Korsvold resigns from his position at Viking.

The Company notes that, if the U.S. Maritime Administration or the U.S. Coast Guard were to determine that the adoption of the Dissident’s proposals would jeopardize the Company’s compliance with the Jones Act, the Company would seek guidance from such regulatory agency to determine whether and how it could avoid this outcome. While the Dissident claims that the election of the Dissident nominees would maintain compliance with the Jones Act, the Company believes that this is unclear.

The board also defends the Company’s recent performance and shift in strategic focus to the sub-sea business, especially in light of the declining outlook for the offshore supply vessel business. In the furtherance of this strategy, the Company completed the acquisition of Subsea for $247 million in

November 2007 and DeepOcean and CTC Marine for $810 million in the second quarter of 2008. While the board acknowledges that the collapse in oil prices and the credit market have contributed to depressing the value of the Company’s stock, the board believes that these events do not change the soundness of the Company’s strategy to focus on the sub-sea business.

Board Plan

The board states that the Company’s strategy going forward includes the following components:

•      Moving into the faster growing sub-sea services sector and expanding geographic reach in this area;

•      De-emphasizing the more commoditized offshore supply market by focusing on cost containment in this area;

•      Taking various steps to reduce debt and strengthen the Company’s balance sheet, including the debt exchange discussed above;

•      Prudently managing liquidity and cash flow;

•      Accelerating integration of sub-sea acquisitions; and

•      Maximizing vessel utilization and service spreads.

Glass Lewis’ Analysis

In general, we believe that incumbent management, with access to more and better information regarding the company, should be given the benefit of the doubt regarding its strategic business decisions. As a rule, we are reticent to recommend the removal of incumbent directors, or in favor of Dissident nominees unless one of the following two things has occurred: (i) there are serious problems at the company and the newly proposed nominees have a clear and realistic plan to solve these problems; or (ii) the current board has undertaken an action clearly contrary to the interests of shareholders (or failed to undertake an action clearly to the benefit of shareholders).

In this case, we believe the Dissident has raised valid concerns regarding the Company’s stock price and operating performance in recent years, following its emergence from bankruptcy in 2005. We have taken the following set of peers from the Company’s stated peer group as disclosed in its proxy filing: Gulf Island Fabrication Inc., Hornbeck Offshore Services Inc., Global Industries Ltd., GulfMark Offshore Inc., Bristow Group Inc. and Cal Dive International Inc.

We find that during the one year period prior to the Dissident’s public letter to the Company on December 23, 2008, the Company’s stock price fell by approximately 89.5%, compared to declines of approximately 69.8% by the peer composite (weighted by market cap), 62.7% by the PHLX Oil Services Index and 59.5% by the S&P Small Cap 600 Oil & Gas Equipment & Services Index (Source: FactSet). Additionally, the Company’s stock price substantially underperformed this peer composite and indices during the two- and three-year periods prior to the Dissident’s public letter.

With respect to the Company’s operating performance, we see that the Company reported a net loss of approximately $111.2 million in fiscal 2008, compared to net income of approximately $62.9 million for fiscal 2007 and $58.7 million for fiscal 2006. Despite increasing revenue, the Company’s EBITDA margin has declined steadily on an annual basis since fiscal 2006. The Company’s operating margin has fallen below the peer mean and median over the past two fiscal years. Furthermore, the Company’s total debt as a percentage of EBITDA as of March 31, 2009 substantially exceeded the peer median as of that date (Source: FactSet).

The Company asserts that its stock price underperformance is due to a collapse in oil prices and other unfavorable market conditions. In addition, we note that the Company has taken various steps to reduce its debt and is shifting its strategic focus from offshore vessels to the sub-sea business. Nevertheless, given the continued deterioration in the Company’s stock price and operating performance, we are not convinced that the Company’s current board has sufficiently addressed these issues. We note that six of the seven incumbent directors have served on the board since 2005 or earlier.

Although the Dissident has not made any criticisms of the Company’s compensation for executive officers, we are also troubled by the Company’s executive compensation practices. This year, the Company has received an “F” grade in our pay-for-performance analysis as shown on page four, indicating that the Company paid more compensation to its top executives in 2008 but performed worse than its peers. We also see that the Company received a “D” grade in our pay-for-performance analysis for 2007.

The members of the compensation committee have the responsibility of reviewing all aspects of the compensation program for the Company’s executive officers. It appears to us that members of this committee have not effectively served shareholders in this regard. We would normally recommend that shareholders vote against all members of the compensation committee up for election on this basis (in this case, management nominee Guill). However, due to the contested nature of the meeting, we refrain from recommending to vote against Mr. Guill on this basis at this time. We will monitor this issue going forward.

Conclusion

In light of the Company’s continuing performance troubles and failure to adequately align compensation with performance, we believe the presence of a new director on the board may provide a fresh perspective to tackle the Company’s operational challenges. In our view, giving the Dissident one seat on the expanded board would be reasonably aligned with its equity interest in the Company. Further, we do not believe that the election of one Dissident nominee to the board would necessarily disrupt the board or management’s operations.

We note that the board has expressed concerns with the Dissident nominees’ affiliation with competing company Viking Supply Ships AS (“Viking”)—specifically, Mr. Sveaas’ position as controlling shareholder of Viking and Mr. Korsvold’s position as chairman of Viking. Nevertheless, in light of the Company’s offer in March 2009 to Kistefos to nominate Mr. Sveaas to serve on an expanded board of the Company, we do not believe Mr. Sveaas’ affiliation with Viking is sufficient reason to preclude his election here. Furthermore, given that Mr. Korsvold has reportedly faced allegations of violating the Norwegian Securities Trading Act (which were later dismissed), we believe that Dissident nominee Sveaas’ track record makes him better suited than Mr. Korsvold to serve on the Company’s board.

We also note that the election of a Dissident nominee is conditional upon approval of Proposal 3, 4 and 5 in order to maintain the Company’s compliance with the Jones Act. In the event that a regulatory authority informs the Company that such compliance is in question, the Company will likely seek guidance from such a regulatory agency to remedy this problem.

Accordingly, we recommend that shareholders vote FOR Proposals 1 and 11 and AGAINST Proposal 10 on the Dissident’s BLUE proxy card.

Proposal 2.00: Ratification of Auditor	FOR

Trico Marine Services Inc. Auditor Fees

The Company proposes that PricewaterhouseCoopers serve as the Company’s independent auditor for 2009. PricewaterhouseCoopers has served as the Company’s auditor for at least the last six years.

During the last fiscal year, the Company paid PricewaterhouseCoopers audit fees of $2,524,485, audit-related fees of $60,310 and tax fees of $45,678.

We believe the fees paid for non-audit related services are reasonable as a percentage of all fees paid to the auditor. The Company appears to disclose appropriate information about these services in its filings.

Accordingly, we recommend that shareholders vote FOR ratification of the appointment of PricewaterhouseCoopers as the Company’s auditor for fiscal year 2009.

Proposal 3.00: Shareholder Proposal Regarding Board Size	FOR

This shareholder proposal seeks to set the number of directors of the Company at nine, thus creating two vacancies to be filled by an election of directors to be held at the annual meeting.

If Proposals 3, 4, 5, 10 and 11 are approved by shareholders, the two vacant positions will be filled by Messrs. Sveaas and Korsvold, the Dissident nominees (see Proposal 1).

Proponent’s Perspective

The proponent, Kistefos AS (“Kistefos” or “the Dissident”), has proposed that the Dissident nominees be elected to the board to increase meaningful shareholder representation on the board and for other reasons described more fully in Proposal 1. The Dissident is seeking to increase the size of the board to facilitate the election of these nominees while ensuring board continuity to the extent possible, as well as strict compliance with the foreign ownership and control provisions of the Jones Act and the Company’s certificate of incorporation. Please refer to our analysis of Proposal 1 for further details regarding the Dissident nominees and the Jones Act.

Board’s Perspective

The board offers the following two main reasons why shareholders should vote against this proposal:

•      The Company’s board of directors is comprised of seven highly experienced and qualified directors, six of whom are independent; and

•      There is no reason to expand the board to nine directors, except to create vacancies to be filled by Messrs Sveaas and Korsvold, whose election the board opposes.

Glass Lewis’ Analysis

As discussed further in our analysis of Proposal 1, the Dissident has submitted various shareholder proposals (Proposals 3, 4 and 5) to ensure that the Company maintains its eligibility under the Jones Act in the event that the Dissident nominees are elected to the board. We believe that the election of Dissident nominee Sveaas is in the best interests of shareholders. As such, we believe shareholders should also support this proposal.

Accordingly, we recommend that shareholders vote FOR this proposal.

Proposal 4.00: Shareholder Proposal Regarding Increase in Board Quorum Requirement	FOR

This shareholder proposal seeks to amend the Company’s bylaws to provide that seven directors constitutes a quorum for the transaction of business of the board of directors. Specifically, the bylaw amendment reads:

“Section 2. Quorum. Unless otherwise provided in the Certificate of Incorporation, at least seven directors shall constitute a quorum for the transaction of business of the Board of Directors, of which quorum at least six shall not be Aliens (as such term is defined in the Certificate of Incorporation), and the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors. This Section 2 of Article III shall not be amended or repealed by the Board of Directors without a unanimous vote of all the directors then serving on the Board of Directors.”

If Proposal 3 is not approved by shareholders, the proponents intend to withdraw this proposal.

Proponent’s Perspective

The proponent, Kistefos AS (“Kistefos” or “the Dissident”), has proposed that the Dissident nominees be elected to the board to increase meaningful shareholder representation on the board and for other reasons described more fully in Proposal 1. This proposal is submitted to ensure that the election of the Dissident nominees complies with the Company’s interpretation of the Jones Act. Please refer to our analysis of Proposal 1 for further details regarding Dissident nominees and the Jones Act.

Board’s Perspective

The board provides the following five main reasons why shareholders should vote against this proposal:

•      This proposal could place serious undesirable constraints on the board’s ability to act;

•      Adopting this proposal without expanding the number of directors would require that all directors be present to conduct any business which could effectively block the board from conducting any business due to the lack of a quorum;

•      In the event a director breaches his or her fiduciary duties by failing to attend board meetings, there may be no quick fix available to remedy such a situation;

•      Because the charter requires that any vacancy occurring as a result of the removal of a director or an expansion of the board be filled by vote of the stockholders, adoption of this proposal could result in the board’s inability to act due to lack of a quorum; and

•      If stockholders approve the Kistefos proposal to increase the quorum requirement (Proposal 4) and removed a director from the board (Proposal 5), without also increasing the number of directors (Proposal 3), until a successor is elected by shareholders the board would be unable to convene due to lack of a quorum.

Glass Lewis’ Analysis

As discussed further in our analysis of Proposal 1, the Dissident has submitted various shareholder proposals (Proposals 3, 4 and 5) to ensure that the Company maintains its eligibility under the Jones Act in the event that the Dissident nominees are elected to the board. We believe that the election of Dissident nominee Sveaas is in the best interests of shareholders. As such, we believe shareholders should also support this proposal.

Accordingly, we recommend that shareholders vote FOR this proposal.

Proposal 5.00: Shareholder Proposal Regarding Removal of Per Staehr	FOR

This shareholder proposal seeks to remove Per Staehr from the board of directors without cause. Upon adoption, such removal would be effective immediately.

If Proposal 3 is not approved by shareholders, this proposal will be withdrawn.

Proponent’s Perspective

The proponent, Kistefos AS (“Kistefos” or “the Dissident”), has proposed that the Dissident nominees be elected to the board to increase meaningful shareholder representation on the board and for other reasons described more fully in Proposal 1. This proposal is submitted in order to comply with the Company’s interpretation of the Jones Act limiting the number of non-US citizens who can sit on the board to no more than 25%. Please refer to our analysis of Proposal 1 for further details regarding Dissident nominees and the Jones Act.

Boards’ Perspective

The board offers the following four main reasons why shareholders should vote against this proposal:

•      The board is comprised of seven highly experienced and qualified directors, six of whom are independent, including Mr. Staehr;

•      There is no reason to remove Mr. Staehr other than to facilitate the election of both Messrs Sveaas and Korsvold to the board, whose election the board opposes;

•      Mr. Staehr, who has over 20 years of experience in the marine and offshore industry, has played a critical role in guiding the Company since 2005; and

•      Mr. Staehr has a unique blend of hands-on operating experience as well as top international executive experience.

Glass Lewis’ Analysis

As discussed further in our analysis of Proposal 1, the Dissident has submitted various shareholder proposals (Proposals 3, 4 and 5) to ensure that the Company maintains its eligibility under the Jones Act in the event that the Dissident nominees are elected to the board. We believe that the election of Dissident nominee Sveaas is in the best interests of shareholders. As such, we believe shareholders should also support this proposal.

Accordingly, we recommend that shareholders vote FOR this proposal.

Proposal 6.00: Shareholder Proposal Regarding Right to Call a Special Meeting	AGAINST

This shareholder proposal seeks to amend the Company’s bylaws to provide that special meetings may be called by any two or more beneficial owners entitled to vote, each such owner being unaffiliated with the other, and collectively owning at least 15% of the Company’s outstanding stock.

Specifically, the bylaw amendment reads:

“Section 4. Special Meetings. Unless otherwise provided in the Certificate of Incorporation, special meetings of the stockholders for any purpose or purposes may be called at any time by the Chairman of the Board, by the CEO, or by a majority of the total number of directors serving on the Board of Directors, and shall be called by the Secretary within fifteen (15) days of receipt of such a request from any two or more beneficial owners of the stock of the Corporation entitled to vote at such meeting, each such owner being unaffiliated with the other and collectively owning at least 15% of such stock in the aggregate, which request shall state the business proposed to be transacted at the special meeting. The special meeting shall take place at such time and at such place as may be stated in the notice of the meeting delivered pursuant to Article II, Section 6 below. Business transacted at a special meeting shall be confined to the purpose(s) stated in such notice. This Section 4 or Article II shall not be amended or repealed by the Board of Directors without a unanimous vote of all of the directors then serving on the Board of Directors.”

We note that currently the threshold required for shareholders to request to call a special meeting is 30%, made by three unaffiliated shareholders of record who each hold at least 1% of Company shares.

Proponent’s Perspective

The proponent, Kistefos AS (“Kistefos” or “the Dissident”), offers the following seven main reasons why shareholders should vote for this proposal:

•                  The Company’s current policy effectively prevents shareholders from exercising their franchise by calling a special meeting and greatly diminishes the accountability of management;

•                  It is extremely difficult for shareholders to meet the conditions for calling a special meeting without triggering events of default under the Company’s existing fmancing agreements;

•                  This proposal strikes a reasonable balance between protecting shareholders and limiting frivolous access to special meetings and would bring the Company in line with current best practice;

•                  A substantial number of US public companies that allow shareholders to call a special meetings impose stock ownership requirements as low as 10%;

•                  For the shares held in “street name,” which is the case of most of the Company’s shares, there is only one shareholder of record, the Depositary Trust Company or its nominee, which presents another obstacle;

•                  The proponent does not intend to incur unnecessary expenses by abusing shareholders’ right to request a special meeting;

•                  The Company has not considered how its financing agreements restrict the ability of shareholders to request a call for a special meeting.

Board’s Perspective

The board offers the following eight main reasons why shareholders should vote against this proposal:

•                  Currently, the ownership threshold required for shareholders to request a call for a special meeting is 30% with a requirement that it be requested by at least three unaffiliated shareholders, each owning no less than 1% of the Company’s outstanding voting stock;

•                  The proposed threshold would permit any two unaffiliated shareholders, regardless of ownership levels, would be able to request a special meeting so long as the shareholders collectively owned at least 15% of the outstanding shares;

•                  The Company has in place numerous policies and procedures to ensure board independence and responsiveness to shareholders, including majority voting in the election of directors, majority independence on the board of directors, and independent chairmen of key committees;

•                  Special meetings should only be called when circumstances require that matters be addressed by shareholders prior to the next annual meeting;

•                  Special meetings of shareholders can be costly and disruptive and may divert management’s attention from operational concerns;

•                  The Company’s bylaws attempt to strike the right balance between keeping avenues open for shareholder initiatives and avoiding undue financial and administrative burdens;

•                  This amendment would allow Kistefos, which currently owns 21.7% of the Company’s stock, to virtually dispense with the requirement to build shareholder consensus to request calling a special meeting; and

•                  This proposal is not warranted and may have undesirable outcomes for the Company’s stockholders.

Glass Lewis’ Analysis

Glass Lewis generally supports measures that protect shareholder interests and make boards more accountable to shareholders, such as the right to call a special meeting. However, we believe companies should strike a balance between allowing shareholder rights against the potential for abuse of that right. Without the right balance, the Company might be subjected to meetings whose effect might be the disruption of normal business operations in order to focus on the interests of only a small minority of owners. When reviewing proposals seeking to grant shareholders this right we typically consider:

•                  Company size;

•                  Shareholder base in both percentage of ownership and type of shareholder (eg, hedge fund, activist investor, mutual fund, pension fund etc);

•                  Responsiveness of board and management to shareholders evidenced by adopting progressive shareholder rights policies (eg majority voting, declassifying boards etc.) and reaction to shareholder proposals;

•                  Company performance and steps taken to improve bad performance (new executives/directors, spin offs etc);

•                  Existence of anti-takeover protections or other entrenchment devices;

•                  Opportunities for shareholder action (eg ability to act by written consent) and:

•                  Existing ability for shareholders to call a special meeting

In this instance, we note that one shareholder (the Dissident) beneficially owns approximately 21% of the Company’s common stock, and could therefore call a special meeting with the support of only one other shareholder. Further, we note that the Company has in place a 30% shareholder threshold for the calling of a special meeting. While there are additional restrictions on this threshold, we believe that it is sufficient to ensure that shareholders may collectively call a special meeting should such a convening become necessary.

Accordingly, we recommend that shareholders vote AGAINST this proposal.

Proposal 7.00: Shareholder Proposal Regarding Repeal of Bylaw Amendments	FOR

This shareholder proposal seeks to repeal each provision of or amendment to the bylaws as of the effectiveness of this resolution that was not included in the eighth amended and restated bylaws of the Company filed with the SEC on December 15, 2008, other than any amendments approved by the shareholders on or before the date hereof.

Proponent’s Perspective

The proponent, Kistefos AS (“Kistefos” or “the Dissident”), has proposed that the Dissident nominees be elected to the board to increase meaningful shareholder representation on the board and for other reasons described more fully in Proposal 1. This proposal will ensure that the incumbent board does not limit the effect of shareholder votes and the adoption of the Kistefos proposals through changes to the bylaws not filed with the SEC on or after December 15, 2008. If the incumbent board does not effect any change to the bylaws prior to the 2009 annual meeting, the bylaw restoration proposal will have no effect.

Board’s Perspective

The board offers the following four main reasons why shareholders should vote against this proposal:

•                  Should this proposal fail to pass, shareholders would be bound by any new bylaws adopted by the board to the extent permissible under the Company’s charter and Delaware law;

•                  Should this proposal fail to pass, the board would have the ability to amend or repeal the bylaw amendments proposed in Proposals 4, 6 and 12 even if the Company’s shareholders voted to approve such proposals;

•                  The board has not adopted any bylaw amendments since December 15, 2008 and has no intention of adopting any such amendments; and

•                  This proposal has no purpose other than to limit the board’s actions, even if such actions are beneficial to the Company.

Glass Lewis’ Analysis

As discussed further in our analysis of Proposal 1, we believe the election of Dissident nominee Sveaas is in the best interests of shareholders. Since this proposal aims to prevent the board from blocking the election of Dissident nominees through amendments to the Company’s bylaws, we believe shareholders should support this proposal as well.

Accordingly, we recommend that shareholders vote FOR this proposal.

Proposal 8.00: Shareholder Proposal Regarding Declassification of the Board	FOR

This shareholder proposal requests that the board of directors take the necessary steps to provide that all directors have a one-year term of office, including approval of amendments to the certificate of incorporation and the bylaws of the Company to eliminate the “classified” board of directors terms and submission of such amendments for shareholder approval.

This proposal should be implemented in such a manner that does not affect the unexpired terms of previously elected directors.

Proponent’s Perspective

The proponent, Kistefos AS (“Kistefos” or “the Dissident”), offers the following four main reasons why shareholders should vote for this proposal:

•                  The election of directors is a primary avenue for shareholders to influence corporate affairs and ensure management accountability;

•                  Classified boards insulate the board of directors and management from shareholder input and the consequences of poor financial performance;

•                  Elimination of classification will promote a culture of responsiveness and dynamism, which are necessary to meet challenges the Company may face; and

•                  Aligning the interests of the board of directors and management with those of shareholders will better equip the Company to enhance shareholder value.

Board’s Perspective

The board has determined to use this proposal as an opportunity for shareholders to express their views on this subject without being influenced by the board of directors, and, as such, offers no voting recommendation.

Glass Lewis’ Analysis

Glass Lewis believes that classified boards (staggered boards) do not serve the best interests of shareholders. Empirical studies have shown that: (i) companies with classified boards may show a reduction in the firm’s value; (ii) in the context of hostile takeovers, classified boards operate as a takeover defense, which entrenches management, discourages potential acquirers and delivers less return to shareholders; and (iii) companies with classified boards are less likely to receive takeover bids than those with single class boards. Glass Lewis also believes that the annual election of directors provides maximum accountability of directors to shareholders and requires directors to focus on the interests of shareholders.

In a March 12, 2004, Glass Lewis Proxy Talk regarding staggered boards, Lucian Bebchuk, a Harvard Law professor who studies corporate governance issues, concluded that charter-based staggered boards “reduce the market value of a firm by 4% to 6% of its market capitalization,” and “staggered boards bring about and not merely reflect this reduction in market value.” This conclusion is based upon a study conducted by Professor Bebchuk and Alma Cohen entitled “The Costs of Entrenched Boards” (2004). Furthermore, based on Glass Lewis’ Proxy Talk, there appears to be a lack of empirical evidence indicating that staggered boards increase shareholder value.

In addition, Glass Lewis finds that there is no evidence to demonstrate that, in a takeover context, staggered boards operate to improve returns to shareholders. Glass Lewis does, however, acknowledge that empirical evidence regarding improved returns for single class boards in a takeover context has thus far been inconclusive. A study, conducted by Lucian Bebchuk, John Coates and Guhan Subramanian, and entitled “The Powerful Antitakeover Force of Staggered Boards” (2002), found that companies whose staggered boards prevented a takeover “reduced shareholder returns for targets... on the order of 8% to 10% in the nine months after a hostile bid was announced.” However, another study, on the relationship between staggered boards, takeover activity and transaction outcomes for a series of over 3,000 U.S, firms from 1990 to 2002 found that shareholders of target companies with staggered boards realized bid returns that were roughly equal to that received by shareholders of target companies that maintained a single class of directors. This study also found, however, that board classification reduces the likelihood that a firm will receive a takeover bid (Bates, Thomas W., David A. Becher and Michael L. Lemmon. 2007. “Board Classification and Managerial Entrenchment from the Market for Corporate Control”, electronic copy available at: http://ssrn.com/abstract=923408).

Glass Lewis believes that, while the evidence regarding returns to shareholders in the event of takeover bid is currently inconclusive, the negative impact of classified boards can be clearly seen in the decreased likelihood of bids made for companies with staggered boards. While the financial impact of shareholders’ missing out on a bid is impossible to determine, let alone measure, Glass Lewis believes that shareholders would be best served by the removal of this barrier to potentially value-generating offers. Moreover, Glass Lewis believes that the ability to withhold votes from or vote against directors is a powerful mechanism through which shareholders may express dissatisfaction with company or director performance. When companies have classified boards shareholders are deprived of their right to voice their views regarding the oversight exercised by their representatives.

Shareholders have increasingly come to agree with this view. In 2008 only 40% of US companies had a classified board structure, down from approximately 60% of companies in 2004. Resolutions relating to the repeal of staggered boards garnered on average over 70% support among shareholders in 2008, whereas in 1987, only 16.4% of votes cast favored board declassification.

Given the empirical evidence suggesting that classified boards reduce a firm’s value and also reduce the likelihood of receiving a takeover offer, Glass Lewis believes that classified boards are not in the best interests of shareholders.

Accordingly, we recommend that shareholders vote FOR this proposal.

Proposal 9.00: Elect Management Nominee Douglas Swanson Fill Vacancy, Conditional Upon Approval of Proposal 5	FOR

This proposal seeks shareholder approval of the election of Douglas Swanson to fill the vacancy that would be created by the removal of Per Staehr from the board, in the event that Proposal 5 is approved by shareholders.

Board’s Perspective

As discussed in our analysis of Proposal 5, the board opposes the removal of Per Staehr from the board and believes that Mr. Staehr is a highly qualified and competent member of the Company’s board. However, if Proposal 5 is approved by shareholders, the board recommends that shareholders vote for the election of Mr. Swanson to fill the resulting vacancy.

According to the Company’s proxy filing, Mr. Swanson has served as a director of Boots & Coots International Well Control, Inc. (“Boots”), a publicly traded service provider to oil and gas exploration and development companies, since March 2006, and has served as chairman of Boots’ board since November 2006. Since February 2001, Mr. Swanson has been a director of Oil States International, Inc. (“Oil States”), a publicly traded oilfield services company which provides products and services to the oil and gas industry, including products for deep water production facilities and subsea pipelines. He was president of Oil States from January 2000 until May 2006, and served as its CEO from January 2000 to April 2007. Since July 2006, Mr. Swanson has been a director of Flint Energy Services, LTD, a Canadian integrated midstream oil and gas production services provider. Mr. Swanson served as president and CEO of Cliffs Drilling Company, a contract drilling company, from January 1992 to August 1999. Mr. Swanson is a Certified Public Accountant. The board has determined that Mr. Swanson is independent within the meaning of the Nasdaq listing standards currently in effect.

Glass Lewis’ Analysis

The board has nominated Mr. Swanson to serve as a director in the event that Proposal 5 is approved by shareholders and Per Staehr is removed from the board. We do not believe there are substantial issues for shareholder concern as to Mr. Swanson. We also note that the Kistefos AS (“Kistefos” or “the Dissident”) will seek authority for the independent proxies to vote for this proposal in the event that such a vacancy exists.

Accordingly, we recommend that shareholders vote FOR this proposal.

Proposal 10.00: Elect Dissident Nominee Åge Korsvold, Conditional Upon Approval of Proposals 3, 4 and 5	AGAINST

Please refer to our analysis of Proposal 1.

Proposal 11.00: Elect Dissident Nominee Christen Sveaas, Conditional Upon Approval of Proposals 3, 4 and 5	FOR

Please refer to our analysis of Proposal 1.

Proposal 12.00: Shareholder Proposal Regarding Majority Vote	FOR

This shareholder proposal seeks to amend the Company’s bylaws to make ineligible for service any person who fails to receive the number of votes required to elect directors at any meeting of shareholders at which such person is to be elected. This proposal would also serve to create a vacancy with respect to the directorship held by any existing director of the Company who fails to receive the number of votes required and deem vacant such director’s seat on the board.

Proponent’s Perspective

The proponent, Kistefos AS (“Kistefos” or “the Dissident”), offers the following four main reasons why shareholders should vote for this proposal:

•                  Directors who fail to receive a majority vote should not continue to serve on the board;

•                  Expressly rendering a director unable to serve in the event that he or she receives less than a majority vote of shareholders would introduce real accountability to the board and bring the Company in line with current best practice;

•                  Delaware General Corporation Law generally provides that the certificate of incorporation or bylaws of any Company may specify the votes necessary for the transaction of any business; and

•                  The majority of US public companies that have adopted majority voting for directors have also adopted a policy to address the effect of the director holdover rule, which the board has not done.

Board’s Perspective

The board offers the following five main reasons why shareholders should not support this proposal:

•                  According to the Company’s bylaws, any incumbent director who does not receive a majority of votes in favor of his or her election will serve as a “holdover” director until a successor has been elected or until the director’s resignation or removal;

•                  The proposed bylaw amendment would violate Delaware law and the Company’s charter;

•                  This proposal is most likely invalid and will be tallied only for recording purposes;

•                  This proposal could result in failed elections; and

•                  The ability for a director to “holdover” in a failed election serves an important policy goal by ensuring that the power of the board to act continues uninterrupted.

Glass Lewis’ Analysis

Repeatedly over the past several decades, shareholders have sought a mechanism by which they might have a genuine voice in the election of directors at companies in which they hold an interest. Proposals seeking to establish a majority vote standard in the election of directors have become a means by which shareholders can have an impact on director elections on a company-specific basis, allowing shareholders to decide whether nominees proposed by the board should serve as the representatives of shareholders in the boardroom.

In this instance, the Company has adopted a majority vote policy in its corporate governance guidelines whereby any director nominee who receives a greater number of votes “withheld” from his/her election than votes “for” will serve as a holdover director until a successor has been elected or until the director’s resignation or removal.

While we recognize that such a policy is a step in the right direction and an improvement from the plurality method without a director-resignation provision, we are concerned that this policy does not take the majority vote standard far enough. We view it as an example of the board enacting corporate governance reforms that appear to address the concerns put forth by shareholders, but when examined more closely, lack the substance that shareholders deserve. In our view, in the extremely rare event that a director does not receive a majority of votes cast, we believe that such an outcry by shareholders should be viewed as irrefutable evidence that shareholders no longer believe the director is suited to serve on the board. Accordingly, we believe that any director, as an elected representative of shareholders, who does not receive a majority of the votes cast for his/her election should be required to resign from the board.

Moreover, the American Bar Association proposed amendments to the Model Business Corporation Act that emphasize individual corporate action in the adoption of majority voting. These amendments provide that directors can be required to submit irrevocable resignations upon initial nomination to the board. In the event the nominee does not receive a majority of the votes cast, the resignation already submitted to the Company will come into effect. This provision can be accompanied by a truncated holdover period added to a company’s bylaws, by which the director will serve for no more than a specified period of time, such as 90 days. In our view, this type of provision, in combination with a truncated holdover period, will serve to alleviate any issues that may arise if an incumbent director is not elected.

Glass Lewis supports the intention of this proposal and believes that the adoption of majority voting will increase board accountability and ultimately serve the best interests of all shareholders. Glass Lewis urges the board to consider adopting a majority vote standard prior to its 2010 annual meeting.

We note that the Company has asserted that this proposal is in violation of Delaware law and the Company’s charter, as discussed further in our analysis of Proposal 1. If this proposal is approved by shareholders, the Company intends to contest the Dissident’s complaint in the Delaware Court of Chancery. Nevertheless, absent a determination by the court regarding this issue, we continue to believe that this proposal is in the best interests of shareholders.

Accordingly, we recommend that shareholders vote FOR this proposal.

Disclosure

This proxy analysis is confidential and may not be reproduced in any manner without the written permission of Glass, Lewis & Co. This analysis is not intended to solicit proxies and has not been submitted to the Securities and Exchange Commission for approval. No warranty is made as to the completeness, accuracy or utility of this analysis. This analysis does not constitute investment advice and investors should not rely on it for investment or other purposes.

Glass Lewis does not provide consulting services to issuers. Some institutional investor affiliates of issuers have purchased a subscription to Glass Lewis’ services, which is disclosed on the relevant Proxy Paper. In addition, advisors to issuers (such as law firms, accounting firms, ratings agencies and others) may subscribe to Glass Lewis’ services. Glass Lewis does not discuss individual Proxy Papers with any entity prior to publication.

Annex B

				ISS Governance Services US Proxy Advisory Services
				Publication Date : June 2, 2009
Company Info				Trico Marine Services, Inc.
Ticker	TRMA
Meeting	Proxy Contest
	June 10, 2009			Recommendations - US Standard Policy
Record Date	April 17, 2009
Incorporated	Delaware			Item Code*		Proposal	Mgt. Rec.	ISS Rec.
Provides marine support vessels to						Management Proxy (White Card)
the oil and gas industry				1	M0299	Elect Director Joseph S. Compofelice	FOR	Do Not
(GICS:10101020)								Vote
				2	M0299	Elect Director Ben A. Guill	FOR	Do Not
								Vote
Shareholder Returns				3	M0101	Ratify Auditors	FOR	Do Not
	1 yr%	3 yr%	5 yr%					Vote
Company	-87.92	-44.40	20.09	4	S0222	Increase Size of Board to Nine	AGAINST	Do Not
Russell	-38.70	-10.38	-3.75					Vote
3000				5	S0222	Increase Quorum Requirement at Board	AGAINST	Do Not
GICS	-37.27	-0.29	15.82			Meetings to Seven Directors		Vote
peers				6	S0214	Remove Director Per Statehr Without	AGAINST	Do Not
Annualized shareholder returns. Peer						Cause		Vote
group is based on companies inside				7	S0235	Amend Bylaws to Reduce Ownership	AGAINST	Do Not
the same “Global Industry						Threshold to Call Special Meeting		Vote
Classification Standard” code				8	S0352	Repeal Bylaw Amendments Adopted After	AGAINST	Do Not
						December 15, 2008		Vote
CGQ Rating				9	S0201	Declassify the Board of Directors	NONE	Do Not
Index Score		74.4						Vote
Industry Score		80.4		10	M0299	Elect Douglas E. Swanson as Director to	FOR	Do Not
TRMA outperformed 74.4% of the						Fill Vacancy		Vote
companies in the Russell 3000 and				11	S0212	Require a Majority Vote for the Election of	AGAINST	Do Not
80.4% of the companies in the						Directors		Vote
Energy group.						Dissident Proxy (Blue Card)	Diss.	ISS Rec.
							Rec.
ISS calculates governance rankings				1	S0299	Management Nominee - Ben A. Guill	FOR	FOR
for more than 8,000 companies				2	S0299	Management Nominee - Joseph S.	AGAINST	FOR
worldwide based on up to 63						Compofelice
corporate governance variables.				3	M0101	Ratify Auditors	FOR	FOR
				4	S0222	Increase Size of Board to Nine	FOR	FOR
Report Contents				5	S0222	Increase Quorum Requirement at Board	FOR	FOR
Proposals and recommendations						Meetings to Seven Directors
Equity Capital				6	S0214	Remove Director Per Statehr Without Cause	FOR	FOR
Audit Summary				7	S0235	Amend Bylaws to Reduce Ownership	FOR	FOR
Director Profiles						Threshold to Call Special Meeting
Company Financials				8	S0352	Repeal Bylaw Amendments Adopted After	FOR	FOR
Executive Compensation						December 15, 2008
Dilution and Burn-Rate				9	S0201	Declassify the Board of Directors	FOR	FOR
Proposals				10	S0299	Elect Douglas E. Swanson as Director to Fill	FOR	FOR
						Vacancy
				11	S0299	Elect Director Age Korsvold	FOR	FOR
				12	S0299	Elect Director Christen Sveaas	FOR	FOR
				13	S0212	Require a Majority Vote for the Election of	FOR	AGAINST
						Directors
				*S indicates shareholder proposal

This issuer may have purchased self-assessment tools and publications from ISS Corporate Services, Inc. (“ICS”), a wholly-owned subsidiary of Institutional Shareholder Services Inc. (“ISS”), or ICS may have provided advisory or analytical services to the issuer in connection with the proxies described in this report. No employee of ICS played a role in the preparation of this report. If you are an ISS institutional client, you may inquire about any issuer’s use of products and services from ICS by emailing disclosure@riskmetrics.com. If you have questions about this analysis, call 301-556-0576 or send an email to USResearch@riskmetrics.com

Corporate Governance Profile

Governance Provisions:

•              The board of directors is classified

•              Shareholders do not have cumulative voting rights in director elections

•              The positions of chairman and CEO are combined

•              The company does not have a poison pill in place

•              A supermajority vote of shareholders is required to amend certain provisions of the charter or bylaws

•              A simple majority vote of shareholders is required to approve a merger

•              Shareholders can only act by written consent if such consent is unanimous

•              Shareholders may call special meetings

•              The board may amend the bylaws without shareholder approval

•              There is not a dual class capital structure in place

•              There is no disclosure of stock ownership guidelines for executives

•              There is no disclosure of stock ownership guidelines for outside directors

Non-Shareholder Approved Incentive Plans:

•              All stock-based incentive plans have been approved by shareholders

State Statutes:

•              The company is incorporated in a state with anti-takeover provisions

•              The company is incorporated in a state without a control share acquisition statute

•              The company is incorporated in a state without a cash out statute

•              The company has opted out of the state freeze out provision

•              The company is incorporated in a state without a fair price provision

•              The company is incorporated in a state without stakeholder laws

•              The state of incorporation does not endorse poison pills

ISS Corporate Governance Rating

Governance Factor	Positive Negative
The audit committee is comprised solely of independent outside directors	x
The average annual burn rate over the past three fiscal years is 2% or less, or is within one standard deviation of the industry mean	x
Only one inside director and no affiliated outsiders serve on the board	x
The company has a committee that oversees governance issues and the committee met in the past year	x
There is no disclosure of stock ownership guidelines for outside directors	x
There is no disclosure of stock ownership guidelines for executives	x
Company employs a majority vote standard with no carve-out for contested elections.	x
The board of directors is classified	x

Equity Capital

Type	Votes per share	Issued
Common Stock	1.00	16,322,038

Ownership - Common Stock	Number of Shares	Percent of Class
SVEAAS CHRISTEN	3,535,959	22.16
Bay Harbour Management LC	2,404,465	15.07
Dimensional Fund Advisors, Inc.	1,234,894	7.74
Alleghany Insurance	1,225,000	7.68
Black River Asset Management LLC	1,017,500	6.38
H Partners Capital LLC	802,000	5.03
Barclays Global Investors NA (California)	749,931	4.70
Vanguard Group, Inc.	659,003	4.13
Whitebox Advisors LLC	613,266	3.84
Wells Capital Management, Inc.	463,010	2.90
Paradigm Capital Management, Inc.	313,300	1.96
Northern Trust Investments	255,096	1.60
Fidelity Management & Research	225,400	1.41

AIG Global Investment Corp.	201,616	1.26
State Street Global Advisors	201,324	1.26
Kennedy Capital Management, Inc.	179,476	1.13
AQR Capital Management LLC	165,376	1.04
JPMorgan Investment Advisors, Inc.	158,500	0.99
JPMorgan Asset Management, Inc.	155,458	0.97
BlackRock Advisors, Inc.	145,523	0.91

Source: © 2007 Factset Research Systems, Inc. All Rights Reserved.

As of: 04/08/2009

 Board Profile

Nominees	Classification					Committee (C = chair, F= financial expert)
Name	Company	ISS	Affiliation	Term Ends	Tenure	Age	Audit	Comp	Nom	Outside Public Boards	Outside CEO
Joseph S. Compofelice	Not Independent	Insider	CEO/Chair	2012	6	59				0
Ben A. Guill	Independent	Independent Outsider		2012	1	58	M	M		2
Douglas E. Swanson	Independent	Independent Outsider		2010	NEW	70				3

Continuing Directors
Name	Company	ISS	Affiliation	Term Ends	Tenure	Age	Audit	Comp	Nom	Outside Public Boards	Outside CEO
Richard A. Bachmann	Independent	Independent Outsider		2011	4	64	F		M	0
Kenneth M. Burke	Independent	Independent Outsider		2011	4	60	C F			1
Edward C. Hutcheson Jr.	Independent	Independent Outsider		2010	15	63		C		1
Myles W. Scoggins	Independent	Independent Outsider	Lead Director	2010	4	61	M	M	C	2
Per Staehr	Independent	Independent Outsider		2010	4	65			M	1
Dissident Nominees
Name	Company	ISS	Affiliation	Term Ends	Tenure	Age	Audit	Comp	Nom	Outside Public Boards	Outside CEO
Age Korsvold[1]	N/D	Independent Outsider		2012	0	62				0
Christen Sveaas[2]	N/D	Independent Outsider		2012	0	53				1

Notes

1 . The company entered into a stock purchase and registration rights agreement with Kistefos AS, details of which can be found on page 29 of the 2009 proxy statement. Age Korsvold is the CEO of Kistefos. This transaction does not qualify as material under RiskMetrics Group’s (RMG) definition of independence. Source: Trico Marine Services, Inc., most recent Proxy Statement, p. 29.

2 . The company entered into a stock purchase and registration rights agreement with Kistefos AS, details of which can be found on page 29 of the 2009 proxy statement. Christen Sveaas is the founder, sole equity owner, and chairman of Kistefos. This transaction does not qualify as material under RMG’s definition of independence. Source: Trico Marine Services, Inc., most recent Proxy Statement, p. 29.

Independence
	Number of		Number of	Percent
	Directors	Number of Insiders	Affiliated	Independent
Board (26 mtgs)	10	1	0	90%
Audit (4 mtgs)	4	0	0	100%
Compensation (5 mtgs)	3	0	0	100%
Nominating (5 mtgs)	3	0	0	100%

Vote Standard

The company has a majority vote standard (of outstanding shares) for director elections, but does not have a carve-out provision for plurality voting in situations where there are more nominees than board seats (contested elections). When there are more nominees than board seats, the use of a majority voting standard can act as a takeover defense. For example, if a dissident nominee receives more shares cast than an incumbent nominee, he or she may not be elected to the board due to a higher threshold posed by a majority vote requirement. In the future, RiskMetrics Group (RMG) may recommend withhold votes from directors if the company does not provide for a carve-out for plurality in contested elections provided that such a provision would be permissible under the jurisdictional laws governing the company. The average tenure for the board is 4 years and not NA as reflected in the Summary Information table.

Summary Information
Average age	62

Average tenure	N/A
Average outside boards per director	1.1
Percent of directors who have attended an ISS Accredited Program	0%
Percent of directors who are outside CEOs	0%
Directors with less than 75% attendance	None
Directors who do not own company stock	Age Korsvold, Douglas E. Swanson
All Current Executive Officers and Directors Beneficial Ownership Percentage	2.90%

Director Profile

Nominees
Name	Primary Employment	Public Boards	Interlock***	Common Shares Presently Held	Number of Exercisable Options**	Percentage of TVP	Total Compensation
Joseph S. Compofelice	CEO, Chairman - Trico Marine Services, Inc.	Trico Marine Services, Inc.		254,147	116,817	1.50%	*
Ben A. Guill	Financial Services	Trico Marine Services, Inc., National Oilwell Varco, Cheniere Energy Partners L.P.		5,799	0	<1%	256,875
Douglas E. Swanson	Retired	Trico Marine Services, Inc., Boots & Coots International Well Control, Inc., Oil States International, Inc., Flint Energy Services, LTD		0	0	0.00%	0

Continuing Directors
Name	Primary Employment	Public Boards	Interlock***	Common Shares Presently Held	Number of Exercisable Options**	Percentage of TVP	Total Compensation
Richard A. Bachmann	Retired	Trico Marine Services, Inc.		12,392	0	<1%	165,000
Kenneth M. Burke	Retired	Trico Marine Services, Inc., Pride International, Inc.		14,392	0	<1%	175,000
Edward C. Hutcheson Jr.	Financial Services	Trico Marine Services, Inc., Crown Castle International Corp.		8,072	0	<1%	170,000
Myles W. Scoggins	Academic	Trico Marine Services, Inc., Questar Corp., Venoco, Inc.		12,392	0	<1%	170,000
Per Staehr	Retired	Trico Marine Services, Inc., LPA Group Ltd.		12,392	0	<1%	165,000

Dissident Nominees
Name	Primary Employment	Public Boards	Interlock***	Common Shares Presently Held	Number of Exercisable Options**	Percentage of TVP	Total Compensation
Age Korsvold	Financial Services			0	0	0.00%	0
Christen Sveaas	Financial Services	Scorpion Offshore Ltd.		3,535,959	0	21.70%	0

Notes
*For executive director data, please refer to the “Executive Compensation” section
**Common shares which can be acquired upon exercise of options within 60 days
***An interlocking board relationship is defined as a situation where an executive of the current company sits on the board of a company where the director is an executive.

Governance Comments
Total compensation includes annual cash retainer and restricted stock award value.

 Company Financials

Stock Snapshot		Historical Financial Performance

Industry: Energy Equipment & Services		Profit & Loss	2007	2006
Closing Price	$4.47	Revenue	256	249
Shares Outstanding	15.6M	Operating Income after Dep.	64	90
Market Cap	$69.9M	Net Income	63	59
Book Value/share	$9.15	Working Capital	140	151
Dividend Yield	0.0%	EBITDA	88	115
Annual Dividend	$0.00	Cash Flow	2007	2006
Sales/share	$35.58	Operating Activities ($Flow)	112	102
EPS	$-7.54	Total cash from investing	(235)	(23)
Price to Earnings	-0.6	Total cash from financing	130	(16)
Price to book value	0.5	Net change in cash	17	63
Price to cash flow	-1.4
Price to sales	0.1
YTD Performance	-87.9%
Note: Data in the table above is fiscal year-end.		Note: Data in the table above is fiscal year-end. $ (in Millions)

Price Performance		Revenue/Income Performance

Note: Data points in the chart above represent month-end stock prices.		Note: Data points in the chart above represent quarterly figures.

Comparative Performance	TRMA	BRS	DRQ	ATW	SWSI	PHIIK

Gross Margin	31.0%	28.3%	45.6%	58.9%	30.1%	21.4%
Profit Margin	-16.1%	15.0%	26.7%	46.5%	12.7%	7.6%
Operating Margin	7.7%	12.8%	26.1%	46.4%	13.3%	9.9%
EBITD Margin	18.7	18.2	29.2	53.0	21.3	15.2
Return on Equity	-77.7%	12.8%	18.9%	25.5%	11.5%	5.2%
Return on Investment	-12.5%	6.1%	18.8%	21.3%	7.1%	3.6%
Return on Assets	-9.2%	4.8%	15.5%	19.6%	5.9%	3.0%
P/E	-0.6	13.4	7.7	10.8	6.0	9.1
Quick Ratio	1.0	3.1	2.4	4.3	1.8	3.1
Current Ratio	1.0	4.3	4.5	5.1	2.4	4.4
Debt/Assets	67.0	30.7	0.2	15.5	32.1	26.1
Debt/Equity	563.7	62.7	0.3	20.1	62.6	44.9

Total Return	TRMA	BRS	DRQ	ATW	SWSI	PHIIK

1 Yr TSR	-87.93%	47.24%	-63.15%	-4.91%	-52.87%	-54.84%
3 Yr TSR	-44.40%	17.22%	-4.57%	20.03%	-25.06%	-23.45%
5 Yr TSR	N/A	24.35%	20.27%	43.41%	N/A	-12.30%

Notes:

1.     S&P Compustat data is “standardized” not “as-reported” so there may be a difference from what is reported in the company’s 10-K or 10-Q. Compustat standardizes the original filings to allow for accurate comparisons across companies and industries.

2.     Shaded cells in the Comparative Performance table identify the company with the highest performance.

Source: Standard & Poor’s Compustat Xpressfeed

For a list of frequently asked questions, go to http://www.riskmetrics.com/issgovernance/research/companyfinancialsFAQ.html

 Executive Compensation

The following executive compensation charts compare the company’s CEO total compensation against RMG’s selected peer group of at least eight and no more than 12 companies. The charts provided herein are for information purposes and do not directly result in withhold/against vote recommendations on director nominees or equity plan proposals. RMG’s selected peer group is independently constructed based on the following key criteria: (1) the company’s Global Industry Classification Standards (GICS) and (2) company’s size as indicated by revenue, assets (for financial companies) or market capitalization. All compensation data, with the exception of stock award and options valuations, are taken from the company’s most recent proxy statement. Stock awards and option values are based on the full grant date fair value rather than the amortized value over the requisite service period. Also, the estimated present value of stock options is determined under full-term assumptions. For a complete listing of frequently asked questions, go to www.riskmetrics.com/policy/ExecutiveCompensationFAQ

Total Compensation

This chart shows a comparison of total compensation for the company’s CEO and the median of a peer group for the most recent fiscal year.1 2 Total compensation is the sum of all pay components as reported in the summary compensation table by the company. The calculated total compensation figure will not match with the company’s disclosed total compensation because stock awards and options are valued under the full grant date fair value rather than the amortized value over the requisite service period. Additionally, options are valued under full-term assumptions. Performance shares are based on target values.

Salary, Bonus and Non-Equity Incentive Awards

This chart shows a comparison of salary, bonus and non-equity incentive awards for the company’s CEO and the median of a peer group for the most recent fiscal year. 1 2 Bonus may include discretionary or guaranteed amounts. Non-equity incentive awards may include annual performance-based cash bonus, multi-year performance cash award, or awards where performance measures are not stock price driven and are not settled in company’s stock.

Stock Awards and Option Awards

This chart shows the different types of equity plan awards. Stock awards and options values will not match with the company’s disclosure as they are valued under the full grant date fair value rather than the amortized value over the requisite service period. The value of stock awards reflects the full grant date value under FAS 123R. Performance shares are based on target values. The estimated present value of options is determined under full-term assumptions.

Change in Pension Value and Deferred Compensation and All Other Compensation

This chart shows the aggregate increase in actuarial value of pension plans, above-market earnings on deferred compensation and all other compensation, which may include, but are not limited to, the following items: perquisites, tax gross-ups, dividends paid on stock or option awards or life insurance premiums. The median group calculation includes companies that do not provide pension and preferential earnings in deferred compensation.

Compensation Mix for Most Recent Fiscal Year

This chart shows the percentage of executive compensation that came from five key areas - Cash compensation, stock awards, options, performance cash compensation and non-performance compensation (which may include perks, tax gross-ups, annual company contributions to vested and unvested defined contribution plans, insurance premiums, dividends paid on stock or options and other compensation not disclosed in other columns).

CEO Stats

General
Age	59
Tenure	6
# of Outside Boards	0
Outside Boards *	NA
Committees at Outside Boards *	NA
Retirement Data	Qualified & Non-Qualified Plan
Present Value of Accumulated Benefit	$0
Equity Compensation
Did the company grant performance-contingent options last FY?	NA
Did the company grant premium-priced options last FY?	NA
Did the company grant discount options last FY?	NA
Did the company grant performance-contingent stock awards last FY?	Yes
What were the specific performance measures?	Stock Price
Other Stats
CEO pay as % of company revenue (CEO total comp/revenue)	0.45%
CEO pay as % of company net income (CEO total comp/net income)	NA

* As of the most recent annual meeting date of the other companies listed.

Company Financials

Change in Total Direct Compensation vs. Stock and Financial Measures
% chg in TDC (2008-2007)		1-yr TSR%	3-yr TSR%	Revenue ($MM)	% Chg in Revenue
COMPOFELICE, J	-34.73%	-87.93%	-44.40%	$556	117.14%
Peer Group Avg.	187.77%	-57.70%	-17.75%	$549.70	32.53%

CFO and Other Named Executive Officers ($ in 000s)

		Subject Company
	Principal Financial Officer	Other Three Named Execs*	Top Five Named Execs
Base	$250	$771	$1,521
Bonus + Non-Equity Incentive	$143	$394	$1,107
Stock Awards	$461	$1,153	$3,042
Options	$0	$0	$0
Chg in Pension value	$0	$0	$0
Above Market Earning on Deferred Comp	$0	$0	$0
All Other Comp	$18	$290	$325
Total	$871	$2,608	$5,995
As a Multiple of Net Income	NA	NA	NA
As a Multiple of Revenue	0.16%	0.47%	1.08%

* Values equate to aggregate totals of those other named executives. Positions include: Chief Executive Officer of Eastern Marine Services Limited, Chief Administrative Officer, Vice President, General Counsel and Corporate Secretary, Global Director of Sales and Marketing

Footnotes

1. RMG’s selected peer group generally contains a minimum of eight and maximum of 12 companies, comprised of companies within the same six-digit Global Industry Classification Standard (GICS) with revenue ranging between 0.5-to 2.0-times the company’s revenue. If there are insufficient companies within the six-digit GICS, peer companies would be supplemented from the four-digit GICS or even the two-digit GICS, using the same size parameters. For Financial companies, size is measured by assets rather than revenue; for companies with very high or very low revenues or assets (making it difficult to create a peer group on that basis), market cap is used as the size measure. In cases of some very large companies, a standard index (such as the Dow 30) may be used as the peer group. The peer group does not represent the financial or compensation peer groups that may be disclosed in the company’s proxy statement. References made to the peer group are only relevant to this page. GICS represents the Global Industry Classification Standard indices developed by Standard & Poor’s and Morgan Stanley Capital International.

2. List of peer companies: Allis-Chalmers Energy Inc., Atwood Oceanics, Inc., Dril-Quip, Inc., Englobal Corp, Geokinetics, Inc., Ion Geophysical Corp., Lufkin Industries, Inc., Matrix Service Co. Natco Group, Inc., PHI INC, Pioneer Drilling Company, Superior Well Services, Inc.

Source: Equilar - Executive Compensation, Standard & Poor’s Research Insight - Financial

The following sections show a comparison of the company’s share dilution and burn rate against its four-digit GICS group of Energy. The information presented is for informational purposes only.

 Dilution Comparison

Dilution is the sum of the total amount of shares available for grant and outstanding under options and other equity awards (vested and unvested) expressed as a percentage of total basic common shares outstanding as of the record date. The dilution figure typically excludes employee stock purchase plans (ESPPs) and 401(k) shares. Existing shareholders face dilution to their ownership interests as companies issue shares of their stock to compensate employees. The distribution of equity may result in a significant reallocation of ownership in a company between existing shareholders, management, and employees. The underlying information for the company is based on the company’s equity compensation table in the most recent proxy statement or 10-K.

Trico Marine Services, Inc.	5.84% *
Peer group median	6.58%
Peer group weighted average	3.73%
Peer group 75th percentile	10.31%
* includes 255,000 nonvested restricted stock as of Dec. 31, 2008

 Burn Rate

Burn rate is a measure of dilution that shows how rapidly a company is using its shares reserved for equity compensation plans. The higher the annual share usage, the more likely the company will dilute the value of shares held by existing investors. It is calculated as the number of shares granted in each fiscal year, including stock options, restricted stock (units), actual performance shares delivered under the long-term incentive plan or earned deferred shares, to employees and directors divided by weighted average common shares outstanding. The adjusted burn rate places a premium on grants of full-value awards using a multiplier based on the company’s annual volatility.

Trico Marine Services, Inc.	Non-Adjusted Burn Rate	Adjusted Burn Rate
1-year burn-rate	1.44%	2.15%
3-year average burn-rate	1.36%	1.85%

Note

As of April 17, 2009, Kistefos AS beneficially owned 21.7 percent of the company’s common stock.

Proposals

Management Proxy (White Card)

Items 1-2: Elect Directors	DO NOT VOTE

No vote required for Items 1 and 2.	US Standard Policy

Item 3: Ratify Auditors	DO NOT VOTE

Audit Summary

Accountants	PricewaterhouseCoopers LLP
Auditor Tenure	13
Audit Fees
Audit Fees :	$ 2,524,485.00
Audit-Related Fees:	$60,310.00
Tax Compliance/Preparation*:	$0.00
Other Fees:	$45,678.00
Percentage of total fees attributable to non-audit (“other”) fees:	1.74%

* Note: Only includes tax compliance/tax return preparation fees. If the proxy disclosure does not indicate the nature of the tax services, those fees will appear in the “other” column.

Do Not Vote Item 3.	US Standard Policy

Item 4: Increase Size of Board to Nine	DO NOT VOTE

Do Not Vote Item 4.	US Standard Policy

Item 5: Increase Quorum Requirement at Board Meetings to Seven Directors	DO NOT VOTE

Do Not Vote Item 5.	US Standard Policy

Item 6: Remove Director Per Statehr Without Cause	DO NOT VOTE

Do Not Vote Item 6.	US Standard Policy

Item 7: Amend Bylaws to Reduce Ownership Threshold to Call Special Meeting	DO NOT VOTE

Do Not Vote Item 7.	US Standard Policy

Item 8: Repeal Bylaw Amendments Adopted After December 15, 2008	DO NOT VOTE

Do Not Vote Item 8.	US Standard Policy

Item 9: Declassify the Board of Directors	DO NOT VOTE

Do Not Vote Item 9.	US Standard Policy

Item 10: Elect Douglas E. Swanson as Director to Fill Vacancy	DO NOT VOTE

Do Not Vote Item 10.	US Standard Policy

Item 11: Require a Majority Vote for the Election of Directors	DO NOT VOTE

Do Not Vote Item 11.	US Standard Policy

Dissident Proxy (Blue Card)

Items 1-2: Management Nominees	FOR

In this proposal the company is soliciting proxies in support of the two candidates it has nominated for re-election to the Board as Class II directors namely, Mr. Guill and Mr. Compofelice.

Due to the unique nature of this proxy contest, the dissident nominees, whom we support, seek two board seats but their nominees are not running against the company’s nominees Guill and Compofelice. Rather, the dissident believes board change is needed and in addressing compliance issues related to company bylaws and the Jones Act which, among other things, limits the percentage of board seats Non-U.S. citizens can occupy, is seeking two board seats that are conditioned on the adoption of proposals 4, 5, and 6 (increase board size, increase quorum requirement and removal of a director who is a Non-U.S. citizen, respectively).

Company Performance

Trico Marine Services, Inc. has sustained poor total shareholder return (TSR) performance, as determined by RiskMetrics Group’s (RMG) standards. RMG defines poor performance as one- and three-year TSRs in the bottom half of the company’s four-digit GICS industry group within the Russell 3000. Note that the Shareholder Returns table on the first page of this publication uses a different methodology in that it also includes non-Russell 3000 companies. Additionally, RMG downloads TSR performance data at the end of March, June, September, and December for all Russell 3000 companies and their respective four-digit GICS industry groups. When a company has sustained poor performance per RMG’s methodology, RMG will examine the company’s executive compensation practices and governance structure. Specifically, poor TSR coupled with an increase in CEO compensation from the prior year and/or egregious governance provisions will result in close scrutiny by RMG and may lead to recommendations affecting director elections.

In this case, Trico Marine Services, Inc.’s one- and three-year TSRs were -87.93 percent and -44.40 percent, respectively, versus -56.73 percent and -16.13 percent for the median of the company’s four-digit GICS peer group (1010: Energy Group), respectively, based on the Dec. 31, 2008 download. As such, RMG will review the compensation paid to the CEO this year over last year, and the company’s current governance provisions.

Pay-for-Performance Analysis

RMG has a pay-for-performance policy that considers a CEO’s compensation package in light of poor company stock performance over an extended time period. As mentioned above, a company performing in the bottom half of its corresponding four-digit GICS industry group over the past one and three years, coupled with an increase in the CEO’s compensation, receives closer scrutiny per this methodology.

In applying this analysis, RMG makes a year-over-year comparison of the total compensation paid to the company’s CEO, including base salary, bonus, stock awards (as disclosed in the Grants of Plan-Based Awards table), target performance shares (as disclosed in the Grants of Plan-Based Awards table), option awards (as calculated by Equilar), non-equity incentive plan compensation, change in pension value and nonqualified deferred compensation earnings, and all other compensation. In cases where a continuing CEO’s compensation increased in the most recent year-over-year period, despite prolonged relative poor stock returns, RMG will evaluate the nature and rationale of the pay increase to determine whether against/withhold recommendations for compensation committee members are warranted.

In this case, Joseph S. Compofelice has served as the company’s CEO since July 9, 2007. To apply our pay-for-performance policy, RMG requires the CEO to have served in such position for a period of at least two complete fiscal years. Therefore, the policy does not apply at this time. RMG will not recommend that shareholders withhold votes from compensation committee members. We will continue to monitor the company’s pay practices, however, to ensure that there is no pay-for-performance disconnect going forward.

Bylaws Amendments - Advance Notice Requirements

In 2008, the Delaware courts handed down two decisions, which, read together, indicate a judicial move towards a narrower interpretation of companies’ advance notice bylaws. These recent court decisions have encouraged companies to take a closer look at their bylaw provisions to ensure that broad language does not provide loopholes for investors. Moreover, in reaction to the holding of a federal district court in New York the same year, companies are including language designed to provide more detailed advance notice provisions and to ensure full disclosure of economic and voting interests in a shareholder’s notice of proposals, including derivatives and hedged positions.

On Dec. 9, 2008, the board adopted several amendments to the company’s bylaws, which expand the advance notification procedures with respect to the submission of director nominations or other business before the annual meeting of shareholders.

The amendments supplement the information requirement a shareholder must satisfy to present a proposal or a nominee for election at a shareholder meeting. These amendments require a shareholder who intends to submit a director nomination or other business to submit a written notice not less than 90 days nor more than 120 days before the first anniversary of the preceding year’s annual meeting. In addition, these amendments require a shareholder to include more details regarding ownership of securities and any substantial interest in the company, hedging activities and the investment strategy of such shareholder, the proposed nominee, and affiliated persons.

Board Information

- The board has nominated Douglas E. Swanson as its candidate for election if Peter Staehr is removed by shareholder vote.

- A substantial majority of the board members are independent outsiders.

- The key board committees include no insiders or affiliated outsiders.

Conclusion

Our policies would not trigger a withhold on Mr.Guill who is an independent director that was appointed to the board in 2008. Additionally, Mr. Compofelice, the CEO and Chairman, would not trigger a withhold for pay for performance because RMG requires the CEO to have served in such position for a period of at least two complete fiscal years. However, we believe Mr. Compofelice, who has served as Chair since 2005 and CEO since July 2007, bears significant responsibility for the company’s poor financial and governance practices as its governing and operational leader. This said, we address the need for change on the board through our support of the dissident nominees and the proposals herein. We therefore recommend shareholders vote FOR management nominees Guill and Compofelice.

Vote FOR Items 1 and 2.	US Standard Policy

Item 3: Ratify Auditors	FOR

The board recommends that PricewaterhouseCoopers LLP be approved as the company’s independent accounting firm for the coming year. Note that the auditor’s report contained in the annual report is unqualified, meaning that in the opinion of the auditor, the company’s financial statements are fairly presented in accordance with generally accepted accounting principles.

Vote FOR Item 3.	US Standard Policy

Item 4: Increase Size of Board to Nine	FOR

“RESOLVED, that number of directors of the Corporation shall be nine (9)” be adopted and the two vacancies on the Board of Directors created thereby be filled by an election of directors to be held at the Annual Meeting.”

Approval of this proposal requires the affirmative vote of at least two-thirds of the voting power of the outstanding shares of the common stock of the company. Abstentions will effectively count as votes “against” these proposals.

Kistefos has represented in its proxy statement that it intends to withdraw Proposal 4 in the event that Proposal 3 is not approved.

Given that our support of the dissident nominees is conditioned on the adoption of this proposal and that we support both the dissident nominees and the Trico nominees, we therefore support this proposal to expand the board from seven to nine seats as permitted by the bylaws. Accordingly, we recommend shareholders vote FOR this proposal.

Vote FOR Item 4.	US Standard Policy

Item 5: Increase Quorum Requirement at Board Meetings to Seven Directors	FOR

That Section 2 of Article III of the Bylaws, be deleted and replaced in its entirety with the following: “Section 2. Quorum. Unless otherwise provided in the Certificate of Incorporation, at least seven directors shall constitute a quorum for the transaction of business of the Board of Directors, of which quorum at least six shall not be Aliens (as such term is defined in the Certificate of Incorporation), and the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. This Section 2 of Article III shall not be amended or repealed by the Board of Directors without a unanimous vote of all of the directors then serving on the Board of Directors.”

Approval of this proposal requires the affirmative vote of at least two-thirds of the voting power of the outstanding shares of the common stock of the company. Abstentions will effectively count as votes “against” these proposals.

Given that our support of the dissident nominees is conditioned on the adoption of this proposal and noting that this proposal seeks to address Jones Act compliance issues, we recommend shareholders vote FOR this proposal.

Vote FOR Item 5.	US Standard Policy

Item 6: Remove Director Per Statehr Without Cause	FOR

“RESOLVED, that, in accordance with Section 7 of Article III of the Bylaws, Per Staehr be and hereby is removed without cause from the Board of Directors” be adopted and that such removal be effective immediately upon the adoption of this resolution by the stockholders.”

Approval of this proposal requires the affirmative vote of at least two-thirds of the voting power of the outstanding shares of the common stock of the company. Abstentions will effectively count as votes “against” these proposals.

We note poor governance practices which include significant restrictions in shareholders’ ability to call special meetings, compensation policies that include gross up provisions, supermajority vote requirements, the lack of a carve out for plurality voting in contested elections and a classified board structure. We also note that Mr. Staehr, as a board member since 2005 and a member of the governance and nominating committee must be at least partly responsible for the governance policy as well as its poor financial performance.

Given our support of both dissident nominees is conditioned on the adoption of this proposal and noting that this proposal seeks to address Jones Act compliance issues, we recommend shareholders vote FOR this proposal.

Vote FOR Item 6.	US Standard Policy

Item 7: Amend Bylaws to Reduce Ownership Threshold to Call Special Meeting	FOR

Proposal

Kistefos has submitted this shareholder proposal requesting that the company’s bylaws be amended to reduce ownership threshold to call a special meeting.

More specifically, the resolution reads:

‘RESOLVED That Section 4 of Article II of the Bylaws shall be deleted and replaced it in its entirety with the following: “Section 4. Special Meetings. Unless otherwise provided in the Certificate of Incorporation, special meetings of the stockholders for any purpose or purposes may be called at any time by the Chairman of the Board, by the CEO, or by a majority of the total number of directors serving on the Board of Directors, and shall be called by the Secretary within fifteen (15) days of receipt of a request from any two or more beneficial owners of the stock of the Corporation entitled to vote at such meeting, each such owner being unaffiliated with the other and collectively owning at least 15% of such stock in the aggregate, which request shall state the business proposed to be transacted at the special meeting. The special meeting shall take place at such time and at such place as may be stated in the notice of the meeting delivered pursuant to Article II, Section 6 below. Business transacted at a special meeting shall be confined to the purposes(s) stated in such notice. This Section 4 of Article II shall not be amended or repealed by the Board of Directors without a unanimous vote of all of the directors then serving on the Board of Directors.”

Vote Requirement

Approval of this proposal requires the affirmative vote of at least two-thirds of the voting power of the outstanding shares of the common stock of the company. Abstentions will effectively count as votes “against” these proposals.

Shareholder’s Supporting Statement

The proponent believes that the Bylaws effectively restrict the ability of stockholders to request a call for a special meeting and that the inability of stockholders to request special meetings to consider stockholder initiatives greatly diminishes the accountability of management.

The right of a Trico stockholder to request a special meeting is currently subject to meeting the following four conditions:

(1) the request must be made by at least three stockholders unaffiliated with each other,

(2) each stockholder must be a holder of record,

(3) each stockholder must hold a minimum percentage of shares (1%) and

(4) the requesting stockholders must not collectively own less than a minimum percentage of Shares (30%).

Furthermore, because of restrictions in certain of Trico’s financing agreements, an “Event of Default” could occur under these financing agreements in certain circumstances if the stockholders requesting a special meeting collectively owned more than 35% of Trico’s stock.

When combined, these conditions mean that only stockholders who collectively own at least 30% and less than 35% of the Shares can call special meetings. As a large proportion of the Shares are held by a few institutional investors, the proponent believes that this “collar” requirement is exceedingly difficult, if not impossible, to meet in practice. In addition, for the shares held in “street name,” which is the case of most of the company’s shares, there is only one stockholder of record, The Depositary Trust Company or its nominee. The proponent believes that, for these reasons, the requirement that the request be made by stockholders of record is impracticable and yet another obstacle faced by beneficial owners seeking to call a special meeting.

The proponent, Kistefos, is Trico’s largest stockholder, indicates that it does not intend to cause the company to incur unnecessary expenses by abusing a stockholders right to request a special meeting.

Board’s Statement

The board argues that special meetings of stockholders should be called only when circumstances such as certain types of takeover offers require that matters be addressed by the stockholders prior to the next annual meeting. Under the company’s bylaws, such circumstances include when a significant consensus exists among the stockholders. Tellingly, applicable Delaware law does not grant stockholders a default right to call a special meeting and instead permits each individual corporation to determine in its certificate of incorporation and bylaws whether stockholders will have such a right. The board believes that an important purpose of this approach is to avoid undue financial and administrative burdens that a special meeting or stockholder action by written consent can impose on a public corporation.

The board believes that lowering the special meeting threshold would allow Kistefos to ally itself with a single stockholder with nominal holdings to submit the same or additional proposals and nominations immediately after our annual meeting, even if stockholders vote to reject Kistefos’s other proposals and do not choose to elect Messrs. Korsvold and Sveaas to the board.

RMG Analysis

Most state corporation statutes allow shareholders to call a special meeting when they want to take action on certain matters that arise between regularly scheduled annual meetings. Most often, this right applies only if a shareholder, or group of shareholders, owns a specified percentage of the outstanding shares. The percentage of shareholder votes required to force the company to call the meeting depends on the state statute, as does the company’s ability to limit or deny altogether shareholders right to call a special meeting. Notably, Delaware, home to more than half of all U.S. publicly traded corporations, has no statute with regard to the right to convene special meetings though it does allow companies to opt in.

Commonly, companies will set the threshold to call special meetings at ten percent of outstanding common stock. According to an RMG analysis of S&P1500 companies, 46 percent of such companies allow shareholders to call special meetings as of Jan. 1, 2009, with just under one-third (29 percent) providing for the right based on ownership of ten percent of outstanding stock. The next most prevalent threshold is 51 percent, which 24 percent of companies have set, and then 25 percent, as set by 14 percent of surveyed firms, according to RMG data.

In terms of day-to-day governance, shareholders may lose an important right, the ability to remove directors or initiate a shareholder resolution without having to wait for the next scheduled meeting if they are unable to act at a special meeting of their calling. Shareholders could also be powerless to respond to a beneficial offer if the bidder cannot call a special meeting. The inability to call a special meeting and the resulting insulation of management could adversely affect corporate performance and shareholder returns.

Companies appear to be responding to shareholder concerns over the right to convene meetings. For example, the percentage of S&P500 companies allowing shareholders to call special meetings has jumped roughly ten percentage points between Jan. 1, 2007, and Jan. 1, 2009, according to RMG data, while a number of high-profile companies including corporate titan General Electric have in recent months agreed to allow for the right or reduce the threshold for calling a special meeting.

Conclusion

The proposal seeks to empower investors with the right to call special meetings, which we believe is in the best interests of shareholders. We note that the proposal limits the right to call a special meeting to two or more unaffiliated beneficial owners of the stock who collectively own an aggregate of at least 15 percent of the outstanding shares. RMG believes that this is a reasonable threshold that warrants shareholder support.

Vote FOR Item 7.	US Standard Policy

Item 8: Repeal Bylaw Amendments Adopted After December 15, 2008	FOR

Proposal

Kistefos has submitted this shareholder proposal calling for the repeal of the company’s Bylaw Amendments adopted after December 15, 2008

“RESOLVED, that each provision of or amendment to the bylaws of the Corporation as of the effectiveness of this resolution that was not included in the eighth amended and restated bylaws of the Corporation filed with the Securities and Exchange Commission on December 15, 2008, other than any amendments approved by the stockholders of the Corporation on or before the date hereof, be and are hereby repealed.”

Vote Requirement

Approval of this proposal requires the affirmative vote of at least two-thirds of the voting power of the outstanding shares of the common stock of the company. Abstentions will effectively count as votes “against” these proposals.

Approval of this proposal would repeal any provision of the bylaws affected after December 15, 2008, the date in which the eighth amended and restated bylaws of the Corporation were filed with the Securities and Exchange Commission.

The board could potentially amend the bylaws to inhibit the action of the nominees following their election to the board through changes to the bylaws that were not in effect on December 15, 2008. In order to reverse any such action by the board, the dissident is asking shareholders to approve this proposal to restore the bylaws to the version in effect as of December 15, 2008.

This is a common proposal that appears in proxy contests. Although there may have been no amendments made during the specified period, dissidents will often include this item to preclude the possibility that prior to the date of the annual meeting, the board adopt bylaw amendments which could impede the effectiveness of the dissident’s nomination, its ability to solicit and/or obtain proxies from stockholders, undermine the will of the shareholders expressed in those proxies, or modify the company’s corporate governance regime.

RMG prefers that company bylaw amendments be approved by the shareholders. Notwithstanding to our knowledge there have been no changes to the bylaws since December 15, 2008. Given that this is a proxy contest, we believe that shareholder approval should be sought for any bylaw amendment that could affect shareholder rights. Accordingly, we recommend shareholders vote FOR this proposal.

Vote FOR Item 8.	US Standard Policy

Item 9: Declassify the Board of Directors	FOR

Proposal

Kistefos has submitted this shareholder proposal calling for the repeal of the company’s classified board structure and for the annual election of all directors. Currently, the board comprises three director classes, each of which serves a three-year term. More specifically, the resolution reads:

“RESOLVED that the stockholders of Trico Marine Services, Inc. (the “Corporation”) request the Board of Directors to take the necessary steps to provide that all directors have a one-year term of office, including approval of amendments to the certificate of incorporation and the bylaws of the Corporation to eliminate the “classified” Board of Directors terms and submission of such amendments for stockholder approval to the extent required. The declassification of the Board of Directors may be completed in a manner that does not affect the unexpired terms of previously elected directors.”

Vote Requirement

Approval of this proposal requires the affirmative vote of a majority of the shares of common stock present in person or represented by proxy and entitled to vote at the annual meeting.

Shareholder’s Supporting Statement

The proponent believes that by eliminating the classified board, shareholders will be permitted to register their views annually on the performance of the board and each individual director. Additionally, they contend this will promote a culture of responsiveness and dynamism, qualities necessary to meet the challenges that the company faces. Finally, by introducing annual elections and eliminating the classified board at the company, management and the board will be more accountable to stockholders.

Board’s Statement

The board has determined to neither oppose nor support this proposal but rather to use the proposal as an opportunity for shareholders to express their views on this subject without being influenced by any recommendation of the board.

RMG Comment

Although a majority of U.S. public companies have classified boards, most that have emerged in the past decade were put into place at the time of initial public offerings. Managements argue that staggered boards provide continuity and stability, but empirical evidence has suggested that such a structure is not in shareholders’ best interests from a financial perspective. Specifically, staggered boards provide a potent antitakeover defense, particularly when coupled with a poison pill, by forcing unsolicited bidders to win two board elections in order to gain control of the company.

The ability to elect directors is the single most important use of the shareholder franchise, and all directors should be accountable on an annual basis. A classified board can entrench management and effectively preclude most takeover bids or proxy contests. Board classification forces dissidents and would-be acquirers to negotiate with the incumbent board, which has the authority to decide on offers without a shareholder vote.

Given the above factors, we recommend shareholders vote FOR this proposal to declassify the board.

Vote FOR Item 9.	US Standard Policy

Item 10: Elect Douglas E. Swanson as Director to Fill Vacancy	FOR

The adoption of Proposal 10 is conditioned upon the adoption of Proposal 6 the removal of Per Staehr from the board without cause.

Proposal

Management has set forth this proposal calling for the election of Mr. Swanson to the Board.

Vote Requirement

This proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting. Abstentions on Mr. Swanson’s election will be counted for determining whether a quorum is present at the meeting and will effectively count as a vote “against” Mr. Swanson’s election.

As management and the dissident support Mr. Swanson to fill the vacancy created on the Board caused by the removal of Per Staehr conditioned on the adoption of proposal 6.

Accordingly, we recommend shareholders vote FOR this proposal.

Vote FOR Item 10.	US Standard Policy

Items 11-12: Elect Dissident Nominees	FOR

Contest Summary

Company Name: Trico Marine Services Inc.

Dissidents: Kistefos AS

D&O ownership: 2.0 percent (333,506 shares)

Dissident ownership: 21.7 percent (3,535,959 shares)

Stakes: Minority position of two board seats

Dissident’s concerns: Poor Financial Performance, Management and Governance

Dissident’s plan: If elected, the dissident nominees plan to bring a new perspective to the board and to enhance management accountability, restore shareholder value and work to improve the company’s governance.

Management’s platform: The company indicates that the dissident nominees value to the board is doubtful and that the dissident nominees have: limited relevant experience, poor leadership record, conflicted interests, overextended representation, stewardship concerns.

Management’s plan: Reduce debt, manage liquidity and cash flow, accelerate integration of subsea acquisitions, and maximize vessel utilization and service spreads.

Solicitation costs/reimbursement: Dissident with seek reimbursement of solicitation expenses if any of its nominees are elected and expects total proxy solicitation cost to be approx. $1.7 million of which approx.$965,000 had been incurred.

ISS Recommendation: We recommend shareholders vote on the dissident BLUE proxy card for Mr. Korsvold and Mr. Sveaas. Additionally we support all ballot proposals except proposal 13.

If Proposals [4, 5 and 6] are adopted, that Åge Korsvold and Christen Sveass be and hereby are nominated to serve as directors to fill the two newly-created directorships resulting from the adoption of Proposal [4].

Company Background

Trico Marine Services (TRMA: NASDAQ) provides subsea and marine support vessels to the offshore oil and gas industry. It operates in three segments: Subsea Services, Subsea Trenching and Protection, and Towing and Supply.

The Subsea Services segment provides technology oriented subsea services, including inspection, maintenance, and repair services; survey and light construction support; decommissioning; onshore engineering work; post processing of survey data; and associated reporting.

The Subsea Trenching and Protection segment offers subsea trenching and protection services for the burial of subsea transmission systems. This segment’s customers are primarily within the offshore oil and gas, power (electricity transmission systems), telecommunications (intercontinental and regional systems), and military industries.

The Towing and Supply segment provides marine support services, which include the transportation of drilling materials, supplies, and crews to drilling rigs and other offshore facilities; towing drilling rigs and equipment; and support for the construction, installation, repair, and maintenance of offshore facilities.

The company has operations in the North Sea, West Africa, Mexico, the Mediterranean, Brazil, and Southeast Asia, as well as the Gulf of Mexico. Trico Marine Services was founded in 1993 and is headquartered in Houston, Texas.

Dissident Background

Kistefos has been a Trico stockholder since 2005 and is Trico’s largest stockholder, holding approximately 21.7% of the company’s outstanding Common Stock.

Kistefos is a privately owned investment company located in Oslo, Norway. The company is owned by Christen Sveaas and is under the leadership of Managing Director Åge Korsvold. The business consists of wholly owned industrial enterprises in the offshore, shipping and property department sectors, as well as strategic investment interests in various listed and unlisted companies, primarily in the field of IT and telecommunication.

Timeline - Company

December 23, 2008, the board received a letter from the dissident requesting the board take steps to improve the company’s management, corporate governance and performance. The letter requested the company appoint two Kistefos nominees, Christen Sveaas, and Mr. Korsvold to the company’s board.

January 8, 2009, the company’s and dissident’s attorneys met to discuss Kistefos’s requests set forth in the December 23, 2008 letter. The parties discussed the legal aspects of appointing Messrs. Sveaas and Korsvold to Trico’s board. The legal issues discussed related primarily to U.S. laws, specifically the Jones Act, that limits the extent to which non-U.S. citizens may exercise control over U.S. maritime companies, such as Trico.

January 30, 2009, the company’s CEO / Chairman, Joseph Compofelice, and a director, Ken Burke, met the dissident nominees, Christen Sveaas and Age Korsvold. Messrs. Burke and Compofelice suggested that Kistefos consider nominating a director who would not jeopardize the company’s compliance with applicable laws. The dissidents were critical of the company’s performance, stated their belief that the legal impediments to the election of two non-U.S. citizens to the board had no merit. The company stated that, even ignoring the legal impediments to Kistefos’s nominations, the board remained unconvinced that the company and the other stockholders would be best served by having two voices from a single stockholder on the board, particularly when the two directors’ activities on the Trico board would be limited due to the competitive overlap between Trico and Kistefos’s businesses.

February 9, 2009, the company’s counsel informed Kistefos’s counsel that the company would be willing to consider a proposal under which the board would be willing to ask stockholders to vote on a proposal to expand the board to eight directors. As part of this proposal, the board would nominate Mr. Sveaas to fill the vacancy on the board that would be created by the expansion of the board, after Mr. Sveaas’ qualifications were considered by the company’s Nominating and Governance Committee and the nomination approved by a vote of the full board. In return for this, the board would ask that Kistefos acknowledge that Mr. Sveaas would be subject to restrictions on his access to the company’s competitively sensitive information and that Kistefos sign a customary standstill agreement.

February 26, 2009, the company’s directors met with Messrs. Sveaas and Korsvold in Houston. The company’s directors reiterated the offer communicated to Kistefos’s counsel. Messrs. Sveaas and Korsvold indicated their desire to receive two board seats and reiterated that they did not think that the legal issues presented by appointing two non-U.S. citizens to the company’s board had merit. The board remained unconvinced that granting Kistefos’s demand for two board seats was in the best interests of the company and its other stockholders.

February 27, 2009, the dissident sent a letter and issued a press release to the company indicating its intention to nominate Messrs. Sveaas and Korsvold for election to the board at the company’s 2009 annual meeting and to submit proposals

(1) Reduce the ownership threshold required for stockholders to request a call for a special meeting of stockholders,

(2) Eliminate the classification of Trico’s board

(3)   Repeal any bylaw amendments made between December 15, 2008 and the date of the effectiveness/adoption of its proposals.

March 2, 2009, the company delivered a letter to Kistefos rejecting the dissident’s request to appoint Messrs. Sveaas and Korsvold to the board. The company reiterated its offer to nominate Mr. Sveaas to serve on an expanded board of eight directors, after consideration of his qualifications, execution of a standstill and an acknowledgement that he would be subject to restrictions on access to Trico’s competitively sensitive information. The company informed Kistefos that based on the proposals Kistefos had presented in its February 27th letter, electing two additional non-U.S. citizens to Trico’s board would put Trico out of compliance with federal laws applicable to Trico as a U.S. maritime company. The company expressed its belief that electing Messrs. Sveaas and Korsvold, both employees of a competitor to a Trico subsidiary, could present risks to Trico under certain U.S. and European competition laws. Trico informed Kistefos that such an arrangement would require Trico to screen these directors from competitive information, considerably reducing their ability to participate in board discussions and contribute expertise to the board.

March 5, 2009, the dissident sent a letter to the company detailing additional information about Messrs. Sveaas and Korsvold and its proposals, in an effort to comply with requirements in the company’s bylaws applicable to stockholder nominations and proposals. In the letter, Kistefos made an additional proposal to amend the company’s bylaws to increase the director quorum requirement from a majority of the board to a quorum requiring unanimous participation.

March 9, 2009, the company delivered a letter to Kistefos conveying the board’s unanimous rejection of Kistefos’s nomination of Messrs. Sveaas and Korsvold for election to the board at the 2009 annual meeting on grounds that, among other things, neither nominee was qualified to stand for election under the company’s charter, due to limitations on the proportion of non-U.S. citizens eligible to serve on the board. The letter also stated that the Kistefos nominations, if made, would be disregarded at the 2009 annual meeting.

March 14, 2009, the dissident delivered notice of its proposals to the company and asked that they be placed on the agenda of the 2009 Annual Meeting.

March 25, 2009, the company delivered a letter to Kistefos stating that the board unanimously rejected Kistefos’s proposal concerning the “ineligibility” of certain directors as improper business for transaction by Trico’s stockholders at the 2009 annual meeting because the board believes that such proposal is inconsistent with Delaware law and Trico’s charter, and therefore would be invalid if adopted by Trico’s stockholders. The board believes that the proposed bylaw amendment, that would have the effect of removing from office any existing director failing to meet certain conditions, would, among other things, violate Article FIVE Sections 2 and 3 of Trico’s charter and Sections 141(b) and 141(k) of the Delaware General Corporation Law, which provisions prescribe the length of time directors shall serve and the manner in which they may be removed. The letter stated that this proposal would be disregarded at the 2009 annual meeting.

The company’s letter also advised Kistefos that if Trico determines that the adoption of some or all of Kistefos’s proposals could cause Trico and/or any of its Subsidiaries or Controlled Persons to lose the eligibility to conduct business as U.S. Maritime Companies (as such terms are defined in Trico’s charter), Trico will take all lawful steps to retain that eligibility, including disregarding some or all of Kistefos’s proposals if Kistefos presents them for stockholder action at the 2009 annual meeting.

April 8, 2009, Kistefos filed a complaint in Delaware’s Court of Chancery against Trico and each of Trico’s directors seeking a declaratory judgment as to the legality of Kistefos’s proposal concerning the “ineligibility” of certain directors.

Timeline - Dissident

January 2009, The dissident indicates that the company advised it that the company could not support the addition of the Kistefos Nominees to the board and that the election of the dissident nominees raised legal concerns. In particular, the company stated that their election would violate the Shipping Act, 1916, as amended (“1916 Act”), and certain provisions of the Merchant Marine Act, 1920, as amended (together with the 1916 Act and related U.S. government regulations, the “Jones Act”), and would also give rise to certain concerns under applicable competition laws. In addition, Trico requested that the dissident revise its proposal requesting that the board take the necessary steps to declassify the board to provide that such declassification should be effected in a manner that does not result in shortening the terms of the directors in office. The dissident indicates that it complied with this request.

The Jones Act provides, among other things, restrictions regarding the citizenship of stockholders and directors of companies engaged in the U.S. coastwise trade, which restrictions are incorporated in the Certificate of Incorporation. In particular, these restrictions provide that persons who are not citizens of the United States may not exercise more than 25% control over the company and that no more than a minority of the number of directors necessary to constitute a quorum of the board may consist of persons who are not citizens of the United States.

The dissident indicates that during the time from the commencement of these initial discussions in early January, 2009, through the submission of the Kistefos Proposals to the company on March 14, 2009, management continued to object to the election of both of the Kistefos Nominees to the board on the grounds that it would violate the Jones Act, and was unwilling to support the addition of both Kistefos Nominees to the board. The dissident disagreed with the company’s interpretation of the Jones Act and, in an attempt to constructively address this objection; the dissident indicates it sought guidance from MarAd.

April 3, 2009, the dissident indicates that MarAd confirmed that, so long as (i) the number of Kistefos

Nominees constitute no more than a minority of the board quorum, (ii) the overall level of non-U.S. citizen interest is limited to no more than 25%, and (iii) Kistefos, a non-U.S. citizen, does not itself vote and/or exercise proxies for Shares in excess of 25%, the election of the Kistefos Nominees to the board raises no concerns under the Jones Act. The dissident believes that its proposals are consistent with these requirements because (i) a minority of the quorum is three, (ii) the company has disclosed, both in its Annual Report (10-K) filed with the SEC on March 11, 2009 and in its proxy statement, that its non-U.S. citizen stock ownership is less than 25%, and (iii) the Independent Proxies, who are U.S. citizens, will act as independent proxies to vote Shares.

The dissident indicates that the company’s concerns under applicable competition laws arise by reason of the fact that Kistefos owns Viking Supply Ships AS, a company which owns and operates offshore supply vessels in the North Sea and for which Mr. Korsvold currently acts as chairman and a director. The dissident indicate that after conducting a careful review of these concerns under applicable competition laws, it concluded that there are no impediments to the election of the Kistefos Nominees under such laws, because (i) in respect of U.S. competition law, it believes that the Norwegian and British sections of the North Sea, the market in which both Trico and Viking operate, is outside the jurisdiction of otherwise applicable U.S. competition laws, and (ii) any competition issues which may arise under Norwegian or European competition laws, following the election of the Kistefos Nominees to the board will be resolved by Mr. Korsvold’s stepping off the Viking board, which he has stated his intention to do, and by strict compliance with Trico’s existing board procedures relating to potential conflicts of interest and confidentiality. Specifically, these procedures would require Messrs. Korsvold and Sveaas to recuse themselves from consideration of issues which could give rise to a concern regarding compliance with applicable competition law and would require them to keep confidential any information belonging to Trico which could be used by a third party for competitive advantage. The dissident believes that the company effectively acknowledged this conclusion in February 2009 when it conditionally offered to add Mr. Sveaas only to the board since given Mr. Korsvold’s stated intention to resign from the Viking board, neither he nor Mr. Sveaas will be an officer or director of Viking.

March 25, 2009, The company delivered a letter to Kistefos accepting all of the dissident proposals (Kistefos Proposals) for consideration by the stockholders, including the proposals relating to the election of the Kistefos Nominees, but rejecting Proposal 13.

The dissident indicates that Proposal 13, if adopted, would make directors who fail to receive a majority vote for re-election ineligible to serve. The dissident maintains that the company rejected Proposal 13 because it is purportedly inconsistent with Delaware law and it’s Certificate of Incorporation. The dissident disagrees with the company’s position regarding Proposal 13. On April 8, 2009, the dissident commenced an action in the Court of Chancery of the State of Delaware to obtain a declaration that Proposal 13 is consistent with Delaware law and the Certificate of Incorporation, that Trico has no right to bar its stockholders from considering and voting upon Proposal 13 at the 2009 Annual Meeting and seeking an injunction requiring that Proposal 13 be placed before the 2009 Annual Meeting.

April 14, 2009, the Court ordered the company to place Proposal 13 before the 2009 Annual Meeting in the same manner as any other proposal to be considered at the 2009 Annual Meeting and directed the Chairman of the 2009 Annual Meeting not to rule Proposal 13 out of order. The Court did not render a decision on the merits of the company’s arguments against Proposal 13. The company has stated that in the event the amendment to the Bylaws that the dissidents are proposing in Proposal 13 is adopted by the stockholders at the 2009 Annual Meeting, Trico intends to contest the validity of such amendment. Accordingly, even if Proposal 13 receives the vote of two-thirds of all of Trico’s issued and outstanding Common Stock that is required to adopt this amendment, the amendment may not be implemented.

Dissident Position

Overview of Dissident Ballot Proposals

The dissident asserts its proposals are intended to result in the election of a minority slate of experienced, industry wise stockholder representatives to the board. The dissident believes that the question of whether to elect its nominees is not a question of Jones Act compliance, nor is it an attempt to take control of Trico away from the existing board. The dissident nominees, if elected, will constitute a minority of a quorum of the board, as required by the Jones Act, and any action suggested by them would need the support of at least three additional directors in order to be adopted. The dissident firmly believes that its proposals comply with the maritime laws and are in the best interests of Trico stockholders.

The dissident indicates its motive is not to take over control of the company and points out that as a non-U.S.

citizen investor; it is restricted by the maritime laws applicable to Trico and its U.S. operations from having any type of interest in Trico above the 25% level. The dissident indicates that it owns approximately 21.7% of the stock and is seeking board representation proportional to its investment. The dissident asserts it has been and intends to continue to be long-term stockholders of the company and that its interests are aligned with the interests of all stockholders.

The dissident contends that because of its knowledge of the industry and turnaround experience, it believes that there is more value in the company’s stock than represented by today’s market price. The dissident is not seeking to implement a pre-determined business plan. Rather, their objective is to obtain meaningful board representation and be in a position to make well-informed judgments on the company’s business and thereafter, in concert with the entire board, explore all avenues to maximize stockholder value.

The dissident believes that its point of view will best be communicated in a dynamic board environment, where direct stockholder interests are not represented by a single, isolated voice, but rather by two representatives of the stockholders who together will help bring about the momentum required for change. The dissident asserts that its nominees have their own distinct skills and experience, and we seek the election of both of them to bring a combined industry and turnaround experience to the board. For that reason, it refused Trico’s conditional offer to support the election of one Kistefos Nominee to the board.

The dissident does not believe it is in violation of the Jones Act. Nevertheless, the dissident indicates that it has structured its proposals to achieve compliance with the bylaws’ advance notice provisions and with the Jones Act.

For example, to comply with the company’s stated requirement that no more than 25% of the company’s directors may be non-U.S. citizens, it has proposed increasing the size of the board to nine (Proposal 4) and removing Per Staehr from the board without cause (Proposal 6). The dissident has offered to withdraw Proposal 6 upon receiving an acknowledgement by the company or a proper authority’s determination that it is not required. As the intent of Proposal 6 is to facilitate the election of the its nominees, the dissident indicates it will act to withdraw Proposal 6 if Proposal 4 is not adopted.

To comply with the company’s stated requirement that non-U.S. citizens may comprise no more that 25% of a quorum of the board, the dissident has proposed increasing the quorum of the board to seven, of which quorum at least six directors must be U.S. citizens (Proposal 5). Trico has suggested that if the quorum is raised to seven without also increasing the size of the board to nine (Proposal 4), the dissident’s Proposals would result in “imposing undesirable constraints on the board’s ability to act.” As the intent of Proposal 4 is to facilitate the election of its nominees, the dissident indicates it will act to withdraw Proposal 5 in the event that Proposal 4 is not adopted.

The dissident states that it has nominated Messrs. Korsvold and Sveaas for election to fill the two vacancies created if the stockholders vote to increase the size of the board to nine. If elected, non-U.S. citizens would comprise no more that 25% of the board or of a quorum of the board.

Poor Financial Performance and Management

The dissident indicates that Trico’s Shares have lost more than 95% of their value since last year’s annual meeting. The dissident is deeply concerned about this extraordinary loss and about the current operations, direction, management and governance of the company. The dissident points out the company’s indebtedness grew from under $200 million in December 2007 to over $800 million in December 2008, following the acquisitions made by the company in 2007 and 2008. The dissident believes that the share price reflects a severe lack of confidence in a company capable of generating over $150 million in annual EBITDA, and that this precipitous decline in value could not simply be attributed to a market’s overreaction in the face of the economic crisis or to the drop in energy prices. Nevertheless, the dissident believes that there is significant inherent value in the company and wish to work with the board to help restore it.

Poor Governance

The dissident believes that the primary avenue for stockholders to influence the way a company is managed is through the election of its directors. The dissident indicates that the following three Trico governance practices critically inhibit stockholders’ ability to influence the election and composition of the board:

1) The restrictive conditions placed on stockholders’ ability to request special meetings of the stockholders

2) The ability of a director to continue in office without receiving the number of votes required for his or her election

3) The classified board structure

To address these issues the dissident has proposed the following amendments to the company’s bylaws:

1) To facilitate the request for special meetings of stockholders by reducing the percentage of Shares that stockholders must hold in order to be allowed to request a meeting (Proposal 7).

2) To adopt a director qualification bylaw that will require that directors who fail to get the required majority vote for re-election step down (Proposal 13).

3) To take the necessary steps to declassify the board so that the directors will be elected annually (Proposal 9).

With respect to Proposal 7, the dissident maintains that management’s position that special meetings of stockholders should be limited, for example, to approving extraordinary transactions such as mergers and acquisitions at management’s initiative. The dissident believes that the company fails to recognize that its current policy effectively prevents stockholders from exercising their franchise by calling a special meeting. The dissident points out that under the current bylaw, it is extremely difficult for stockholders to meet the conditions required for calling such a meeting without triggering events of default under the company’s existing financing agreements. The dissident believes that its proposal strikes a reasonable balance between protecting the stockholder franchise and limiting frivolous access to special meetings.

The dissident indicates that management’s position on Proposal 13, which would prevent directors who are not elected by majority vote from holding over, is a “bad idea on its own merits.” Management also asserts that “important policy considerations” require that directors should be able to continue to serve on the board whether or not they are elected by a majority vote of the stockholders. The dissident believes that management’s position allows the board to ignore the majority voice of the stockholders who have cast votes against the election of the affected director.

With respect to Proposal 9, the dissident asserts that the directors of most public companies are routinely re-elected every year, and the dissident believes that destabilization is rarely, if ever, an issue. The dissident believes annual elections are the important issues of accountability and performance.

Lastly, the dissident disagrees with management opposition with the proposed governance proposals on the theory that they would place Trico under Kistefos’ control. The dissident asserts that non-U.S. citizens, in the aggregate, are restricted by the maritime laws from having an interest in Trico in excess of 25 percent. The reality is that, pursuant to the maritime laws and Trico’s Second Amended and Restated Certificate of Incorporation, the dissident cannot effectuate any change whatsoever, whether at the board level or the stockholder level, without significant support and agreement from the other stockholders and members of the board.

In sum, the dissident believes that the ability to exercise the stockholder franchise and to elect directors is the single most important right stockholders possess, and that all directors should be accountable to the stockholders on an annual basis. Proposals 7, 9 and 13 are designed to implement these propositions.

Dissidents Plan

If elected, the dissident nominees plan to bring a new perspective to the board and to enhance management accountability, restore shareholder value and work to improve the company’s governance.

The dissident believe the experience that its nominees have in the offshore services industry and in creating value in turnaround situations would help the current board in dealing with the challenges faced by the company. The dissident believes the complementary financial and operating experience of its nominees would enable them to make a decisive contribution to the company’s long-term business success.

Management’s Position

The company indicates that the dissident nominees value to the board is doubtful and that the dissident nominees have:

Limited relevant experience serving on U.S. public companies

Relevant experience they do have is limited to the North Sea

Poor leadership record

– While Korsvold served on the Global IP Systems board, stock performance declined by 69 percent

– While Sveaas served on the Viking Drilling board, stock performance declined by 100 percent and Viking filed for bankruptcy protection

Conflicted interests

– Kistefos is the sole shareholder of Viking Supply Ships, which competes with Trico in the North Sea

Overextended representation

– Dissident nominees collectively sits on many private and public boards and serve as Chairman of at least four

Stewardship concerns

– According to published accounts, in October 2000 Mr. Korsvold resigned as CEO of a Norwegian public company and withdrew as chairman of another Norwegian public company after regulatory authorities in Norway concluded he had violated trading prohibitions under the Norwegian Securities Trading Act. Although all charges were dismissed, the board concluded that these events made Mr. Korsvold and undesirable candidate.

The company indicates that when it initially heard from Kistefos about its desire for board representation, it was open to the opportunity to hear constructive, well-reasoned views about your company’s strategy. The company states it offered Messrs. Korsvold and Sveaas access to non-public company information, subject to a confidentiality agreement, so they could engage in a substantive discussion with senior management and the board and that Messrs. Korsvold and Sveaas repeatedly declined this opportunity.

The company suggested to Messrs. Korsvold and Sveaas that the board be expanded to eight directors and that Mr. Sveaas be nominated for the eighth seat at the next Annual Meeting. The board acknowledged some reservations as Mr. Sveaas is an owner of a competing company and would be required to recuse himself from board discussions involving competitively sensitive information.

The company indicates that during its discussions with Messrs. Korsvold and Sveaas, it continually questioned the added value of having two representatives from one stockholder on the board. The board indicates it is committed to representing the interest of all shareholders and believes that two representatives from one organization may hinder that goal. The board believes that the interests of all stockholders are better served by a board that does not include two representatives of a single stockholder.

The company believes expanding the board is unnecessary and simply creates vacancies that Kistefos would like to fill with its own candidates.

Kistefos’s proposal to remove Per Staehr, a valued member of Trico’s board, without cause does not benefit the company. In order for Kistefos’s two representatives to lawfully take seats on the board they must first remove Per Staehr. Mr. Staehr, a European executive, has played a critical role in guiding Trico as a Director since 2005. Mr. Staehr has over 20 years of experience in the marine and offshore industry, primarily in the North Sea. He served as President of Maersk Contractors, a division of A.P. Moller — Maersk, a $24 billion market capitalization global organization with interests in shipping, shipbuilding, energy, retail and industry where he was responsible for managing offshore drilling and contracting operations worldwide. Since 2001, he has served as Chairman of A2SEA A/S, the leading offshore wind turbine installation company. Trico’s CTC Division has recently completed several large wind power projects in the North Sea and this is a growing area for your company. Mr. Staehr has a unique blend of hands on operating experience at all levels of vessel and subsea operations as well as top international executive experience. He brings extensive relevant experience with respect to Trico’s focus in offshore transport, installation and technical solutions.

The company believes the dissident’s package of proposals could have the effect of paralyzing the board. The company believes that if some but not all of Kistefos’s proposals passed, your board could end up with a quorum requirement for acting which equals or exceeds the number of sitting directors and the effect of this could be disastrous. For example, if there is a board of 6 and a quorum requirement of seven, which is a possible outcome, the board simply cannot act until another director takes office. And, if there is a board of seven and quorum requirement of seven, which is a possible outcome, the absence of a single director could effectively block the remaining directors from conducting any business due to a lack of quorum.

Managements Plan

The company’s plans for TRMA include:

Reduce Debt by aggressively delivering the company

Prudently manage liquidity and cash flow

Accelerate integration of subsea acquisitions

Maximize vessel utilization and service spreads

RMG analysis

When analyzing proxy contests, RMG focuses on two central questions: (1) Have the dissident’s demonstrated that change is warranted at the company, and if so, (2) will the dissidents be better able to effect such change versus the incumbent board?

In this case, if elected, the dissidents will obtain two board seats on an nine seat classified board. This constitutes a minority position.

In cases where the dissidents are seeking a minority position on the board, the burden of proof on the dissidents is lower. In such cases, RMG will not require from the dissidents a detailed plan of action, nor will we require that the dissidents prove that their plan is preferable to the incumbent plan. Instead, RMG will require that dissidents demonstrate that change is preferable to the status quo and that the dissident slate will add value to board deliberations by considering the issues from a different viewpoint than the current board members.

In considering the issues of this contest, RMG met with both the dissidents and the company.

Performance

Peer Selection

Financial and share price performance are best analyzed relative to an industry peer group consisting of companies of similar size, products and strategy that compete for the same customers in the same markets. That said, identifying publicly held “twin” peers fitting these criteria is rarely possible and can be problematic. Notwithstanding these issues, the peer group we selected was comprised of companies identified and supported by both the company and the dissidents as appropriate peers for the Subsea and Offshore Supply Vessel business segments.

Subsea Services	Ticker	Company and Dissident	RMG

CAL DIVE INTERNATIONAL INC	DVR	X	X
GLOBAL INDUSTRIES LTD	GLBL	X	X
HELIX ENERGY SOLUTIONS GROUP	HLX	X	X
OCEANEERING INTERNATIONAL	OII	X	X
SUPERIOR ENERGY SERVICES INC	SPN	X	X

Offshore Supply Vessels
BRISTOW GROUP INC	BRS	X	X
HORNBECK OFFSHORE SVCS INC	HOS	X	X
GULFMARK OFFSHORE INC	GLF	X	X
SEACOR HOLDINGS INC	CKH	X	X
TIDEWATER INC	TDW	X	X

Share Price Performance

We note the board was completely reformed in 2005 after the company emerged from bankruptcy and that all the current directors, except Mr. Guill, extend back to 2005 or earlier. Because of this, we choose to evaluate Trico’s Total Shareholder Return (TSR) over two time periods both of which date back to 2005. The first period corresponds to the company’s performance since emerging out of bankruptcy to-date (May 28, 2009). The second period relates to Trico’s share price performance prior the Deep Ocean / CTC Marine acquisition on May 16, 2008. The second period was selected to remove the distortive impact caused from the increased debt due to the acquisition which created a materially different capital structure vis-à-vis its peers. Subsequently, during the credit crisis that ensued in the second half of 2008, the company refinanced its debt, at terms that were dilutive for existing shareholders.

As shown in the TSR table below, Trico underperformed its peers over the one, two, three and four year periods for the period ending May 28, 2009, and for the one, two, and three year periods prior to the Deep Ocean / CTC Marine acquisition announcement on May 16, 2009. We believe such significant share price underperformance to its peer group, lends credence to dissident’s argument of persistent underperformance and that the acquisition has not been value creative for shareholders.

Total Shareholder Return

As of May 28, 2009	1 YR TSR	2 YR TSR	3 YR TSR	4 YR TSR

Trico	(92.0)	(72.3)	(54.0)	(35.7)

Subsea Services Peers avg.	(50.3)	(27.0)	(14.2)	1.9

Supply Vessel Peers avg.	(37.3)	(16.5)	(4.2)	4.2

All Peers avg.	(43.8)	(20.5)	(7.6)	5.0

S&P Oil & Gas Equip. Services Index	(51.6)	(18.6)	(11.3)	7.0
Source: Thomson ONE Banker; values in percent.
As of May 15, 2008 (prior to $700 million Deep Ocean / CTC Marine Acquistion)	1 YR TSR	2 YR TSR	3 YR TSR

Trico	(13.6)	4.2	21.6

Subsea Services Peers avg.	12.3	16.4	34.6

Supply Vessel Peers avg.	17.0	22.1	28.3

All Peers avg.	14.6	20.7	33.6

S&P Oil & Gas Equip. Services Index	36.0	21.0	41.3
Source: Thomson ONE Banker; values in percent.

Market Reaction

Furthermore, we note the negative reactions to the company’s press releases rejecting the dissident nominees (March 9, 2009), director ineligibility proposal (March 25, 2009) and company proxy filing (May 13, 2009) and the positive reaction to the dissident press release stating its intention to nominate two directors (February 27, 2009) and proxy filing (May 18, 2009) as a further indication of the market’s support of the dissident’s claims.

Regarding the company’s strategy, we note the neutral market reaction to the Active Subsea acquisition (November 5, 2007); the negative reaction to the Deep Ocean / CTC Marine acquisition (May 16, 2009). Additionally, we note that the company’s share price reacted favorably to 1QFY09 earnings but negatively to the debt exchange financing.

Date	Mkt Reaction to Recent Events	TRMA	Peer Avg.	Index Avg.

11/5/2007 before close	Co. announces $4.15 per share bid for Active Subsea	-1.1%	-1.6%	-0.5%
11/25/2007 after close	Co. announces successful completion of Active Subsea acquisition	-2.1%	-1.8%	-2.1%
5/16/2008 before close	Co. announces Deep Ocean acquisition	-6.9%	2.2%	-0.3%
2/27/2009 before close	Diss. issues press release stating intention to nominate two directors	1.9%	-0.1%	1.6%
3/09/2009 before close	Co. issues press release rejecting diss. nominees	-5.4%	1.5%	-1.7%
3/16/2009 before close	Diss. files supplement to its 2/27 letter regarding director ineligibility proposal	3.9%	2.0%	-0.6%
3/25/2009 before close	Co. rejects dissident’s director ineligibility proposal	-6.3%	2.2%	1.4%
5/4/2009 after close	Co. announces 1Q 2009 earnings	7.6%	-0.9%	-0.3%
5/11/2009 after close	Co. announced debt exchange refinancing	-7.9%	0.5%	-1.1%
5/13/2009 before close	Co. files proxy; rejects diss. proposals	-7.8%	-6.5%	-3.8%
5/18/2009 before close	Diss. files proxy (2 nominees and 9 proposals)	4.2%	6.3%	3.4%
Source: Research Insight

This said, our analysis indicates most investors and analysts seem supportive of the company’s strategic shift into Subsea Services business but acknowledge its unfortunate timing and cost relative to current valuation multiples. We note that analysts apply a higher valuation multiple to Trico’s Subsea business (7X forward EBITDA multiple) as compared to its Trenching (5X) and its Towing and Supply (3X) businesses lending support to management’s strategic move.

“Trico Marine has undergone a significant transition over the past several years and is now well positioned to benefit from secular growth in the subsea market. Pricing in the subsea business remains strong and bidding activity is elevated.” - Barclays Capital, May 11, 2009.

“OSV rates under pressure while subsea pricing remains firm. So far in April, TRMA’s AHTS vessels have averaged day rates 40% below 1Q09 levels while subsea and trenching pricing has held in and actually increased by 10% from 1Q09 levels. TRMA has improved liquidity through vessel sale and new build cancellation. Despite a higher than expected cash burn rate in 1Q09, TRMA has worked to improve its liquidity through the sale of the PSV Northern Gambler for $26 MM and the cancellation of the construction of the trenching vessel Deep Cygnus, which saved the company $42 MM in capex in 2009.” - Jefferies & Company, May 6, 2009

Financial Performance

Both parties agree that EBITDA margin is the most appropriate metric to evaluate financial operating performance. This said, we note that the Subsea business involves predominantly charter rentals (rent expense) while the OSV business is primarily a fleet ownership driven business (depreciation expense). Therefore in comparing Subsea Services business to OSV business, we adjusted EBITDA by removing rental expense as well as one time gains and losses and impairment charges for all the peers and for the company. The table below shows the company’s performance from 2006 to 2008 against its Subsea and OSV peers along this metric. We note the dissident claims that Trico’s Subsea margins should be approximately 50 percent are not consistent with the industry average over this time period.

This said, we note the company outperformed the peers in 2006 in its first full year following bankruptcy but was not able to sustain this advantage in 2007 or 2008. In fact, the company’s trend performance has deteriorated at an increasing rate since 2006 falling below the OSV peer average in 2007 and 2008 and below both the Subsea and OSV peer averages in 2008.

Adjusted EBITDA Margin

Subsea	2008	2007	2006
CAL DIVE INTERNATIONAL INC	27.9%	34.4%	40.0%
GLOBAL INDUSTRIES LTD	-0.9%	29.8%	32.4%
HELIX ENERGY SOLUTIONS GROUP	37.6%	47.2%	45.0%
OCEANEERING INTERNATIONAL	25.9%	26.7%	24.1%
SUPERIOR ENERGY SERVICES INC	42.1%	42.5%	37.2%

Subsea peer average	26.5%	36.1%	35.7%

Trico Marine Subsea Services	13.1%	36.2%	59.0%

Variance to Subsea peer avg.	-13.4%	0.0%	23.3%

OSV	2008	2007	2006
BRISTOW GROUP INC	26.4%	21.0%	19.5%
HORNBECK OFFSHORE SVCS INC	57.2%	54.0%	56.2%
GULFMARK OFFSHORE INC	69.4%	57.9%	58.2%
SEACOR HOLDINGS INC	25.5%	28.0%	34.0%
TIDEWATER INC	44.5%	42.1%	52.4%

OSV peer average	44.6%	40.6%	44.1%

Trico Marine OSV	29.2%	35.5%	45.2%

Variance to OSV peer avg.	-15.4%	-5.1%	1.1%
Source: Reuters Knowledge Co. filings

We also compared the company’s performance relative to its peers along leverage and profitability metrics as shown below. The results further support the trend underperformance relative to its peers.

Debt to Capital	2006	2007	2008
Subsea peer avg.	37.2	35.9	36.7
OSV peer avg.	30.7	31.6	33.8

TRMA	2.9	28.6	90.8

EBITDA Interest Coverage	2006	2007	2008
Subsea peer avg.	19.9	17.6	13.3
OSV peer avg.	13.0	11.7	8.0

TRMA	65.4	18.9	2.1

ROA	2006	2007	2008
Subsea peer avg.	14.6	9.7	2.9
OSV peer avg.	8.8	8.5	9.7

TRMA	13.5	9.2	-9.2

ROE	2006	2007	2008
Subsea peer avg.	34.0	20.4	-0.9
OSV peer avg.	15.5	15.4	17.6

TRMA	18.8	16.1	-77.7
Source: Research Insight
Percent except ROA and ROE

Performance Conclusion

While we acknowledge the unfortunate timing of the Deep Ocean acquisition, the unforeseen credit market crisis and the company’s efforts to reduce its liquidity risk via the debt exchange, on balance, we feel the sustained share price underperformance, the deteriorating financial metrics and the supportive market reaction to the dissident events, indicate change is warranted.

Governance

We note, Trico’s governance bylaws include several shareholder unfriendly policies including the restrictions to call a special meeting, a classified board structure, supermajority vote for bylaw changes and the lack of plurality carve out for contested elections. Additionally, our analysis indicates the company signed a new agreement with Jones, the CFO, in December 2008 that includes gross-up provisions. We note under RMG policy this would result in withhold recommendations on the compensation committee.

Regarding the Special Meeting bylaw, we have provided an excerpt from company’s bylaw as it relates to Special Meetings.

Section 4. Special Meetings. Unless otherwise provided in the Certificate of Incorporation, special meetings of the stockholders for any purpose or purposes may be called at any time by the Chairman of the Board, by the CEO, or by a majority of the total number of directors serving on the Board of Directors, and shall be called by the Secretary within fifteen (15) days of receipt of a request from any three or more holders of record of the stock of the Corporation entitled to vote at such meeting, each such holder being unaffiliated with the other and holding at least 1% of such stock, and collectively holding at least 30% of such stock in the aggregate, which request shall state the business proposed to be transacted at the special meeting. The special meeting shall take place at such time and at such place as may be stated in the notice of the meeting delivered pursuant to Article II, Section 6 below. Business transacted at a special meeting shall be confined to the purpose(s) stated in such notice.

We note that although the company indicates it interprets the bylaw wording to suggest holders of record to mean holders at the record date, our findings indicate other parties (including the Delaware court) would not interpret it as such. Moreover, since Trico’s shares are largely held in uncertificated form through DTC and there are hardly any record holders other than DTC., as drafted, no stockholder or stockholders could in fact successfully request a special meeting if Trico wanted to oppose it. This said, even if interpreted shareholder favorably, the three beneficially holders must collectively hold at least 30 percent of the stock but less than 35 percent to avoid triggering events of default under Trico’s financing arrangements - constituting a de facto poison pill. The resultant restrictive narrow window would further inhibit shareholders rights to call special meetings.

Dissident Nominees

In addressing whether the dissident nominees will add value, we examined both dissident nominees qualifications and track record noting the following:

Mr. Korsvold has led the boards of Kistefos’ offshore businesses and has led several successful turnaround efforts; most recently Ementor. Mr. Korsvold has also led Norway’s largest publicly traded insurance company. As the leader of the investment team at Kistefos with responsibilities that include the Kistefos investment in Trico, we believe Mr. Korsvold has an extensive understanding of the Trico business. Additionally, we note that since Mr. Korsvold joined Mr. Sveaas at Kistefos in 2002; Kistefos has returned approximately $225 million in distributed gains for the years 2003-2007 on approximately $225 million of equity capital. We believe Mr. Korsvold’s business, financial and analytical skills will be an asset to Trico.

Mr. Sveaas brings particular knowledge and experience to the offshore services business. He has invested successfully in a number of offshore businesses over the past twenty-five years. He has built up several successful shipping and offshore businesses over the years, as well as companies in information technology, telecommunications and real estate.

We note the company indicated that while Messrs. Korsvold and Sveaas served on the boards of Global IP Systems and Viking Drilling respectively, the stock prices of both companies declined significantly. On the other hand, we note the market capitalization of Storebrand increased by over $2 billion with Mr Korsvold at the helm and since Mr Sveaas organized Kistefos in 1979 it has grown from $25,000 to $225 million in equity capitalization and has distributed hundreds of millions of dollars in gains to investors.

In addressing the company’s claims that the dissident’s bring a Norwegian centric attitude and that the company is less reliant on its North Sea operations as it transitions to be global provider of subsea services solutions, we note that Trico’s core subsea services business contributed approximately 48 % to Trico’s first quarter 2009 revenues, and this business is headquartered in Norway. Additionally, a significant portion of Trico’s debt is held by Norwegian banks due to the Deep Ocean acquisition, which was a Norwegian company. Trico’s traditional towing and supply business in the North Sea is operated by Trico Supply AS, a Norwegian company, and its subsidiaries.

This information suggests that experience with Norwegian corporation law, tax law, commercial law, human resources laws and policies, as well as North Sea business activities continue to be important to the management and oversight of Trico’s business. We conclude that the Norwegian expertise in this industry provided by the dissident nominees will remain important going forward.

In sum, we believe the two candidates are both highly educated, skilled and experienced as evidenced by over 60 years combined business experience, and board experience serving enterprises with global operations. And, in addition to having vast knowledge of this industry, both nominees have extensive entrepreneurial and turnaround experience that we believe will bring new ideas and a fresh perspective to the board.

Management Nominee

The company indicates it has nominated an independent and qualified director candidate for election should shareholders choose in favor of removing Mr. Staehr. The company indicates its nominee; Douglas E. Swanson brings valuable public company experience, financial and operational expertise, and a proven ability to manage through challenging economic times. Mr. Swanson is currently the Chairman of the board of Directors of Boots & Coots International Well Control, Inc., a publicly traded service provider to oil and gas exploration and development companies. He previously served as president and chief executive officer of Oil States International, Inc., a publicly traded oilfield services company which provides products and services to the oil and gas industry including products for deepwater production facilities and subsea pipelines.

Jones Act

The Jones Act provides, among other things, restrictions regarding the citizenship of stockholders and directors of companies engaged in the U.S. coastwise trade, which restrictions are incorporated in the Certificate of Incorporation. In particular, these restrictions provide that persons who are not citizens of the United States may not exercise more than 25% control over the company and that no more than a minority of the number of directors necessary to constitute a quorum of the board may consist of persons who are not citizens of the United States.

Without opining on the legalities concerning the compliance with this act, we note that the dissident has made a good faith effort to structure its proposals such that the election of its nominees would not jeopardize compliance, has sought out clarity on this issue from MarAd and that MarAd appears to have at least indicated that the compliance issues are addressable.

Additionally, we note that the dissidents have publicly pledged to resign if the company is ever formally advised by MarAd that its nominees’ continuing service would for any reason risk causing the company to lose its Jones Act qualification, and if asked by the remaining members of the Board to resign, would readily do so.

Conclusion

Due to the sustained share price underperformance, the deteriorating financial metrics and the supportive market reaction to the dissident events, we conclude that change is warranted. Furthermore, our analysis supports the dissident’s claim that the decline in value when benchmarked against peers can not simply be attributed to bad timing with respect to the company’s acquisitions, the credit crisis impact on the company’s debt financing or the drop in energy prices. We note that all current directors, except Mr. Guill, have overseen the company since it emerged from bankruptcy in 2005 and therefore share responsibility for the poor performance.

Moreover, we note poor governance practices which include significant restrictions in shareholders ability to call special meetings, compensation policies that include gross up provisions, supermajority vote requirements, the lack of a carve out for plurality voting in contested elections and a classified board structure.

We also note that Mr. Staehr, as a board member since 2005 and a member of the governance and nominating committee must be at least partly responsible for the governance policy.

We believe that shareholders should support the two dissident candidates: Mr. Korsvold and Mr. Sveaas. As noted above, we feel both are highly qualified candidates that will bring a fresh perspective to the board.

We note that both dissident nominees are associated with Kistefos AS, an investment company that beneficially owns 21.7 percent of the Trico’s stock and whose investment in the company dates back to 2005. RMG has historically encouraged dissidents to select a slate of candidates that are independent of each other. However, given their track records and long term investment history with the company, we do not feel the dissident nominees have shown and, more importantly, will show a proclivity to act in a self-serving or opportunistic manner that would belie the best interest of all shareholders. On the contrary, we feel their long term, significant economic interest in Trico arguably gives them an incentive to act in shareholders best interests and exercise their fiduciary responsibility. Moreover, we note the company’s market capitalization is very low, the company operates in a highly specialized niche and the company’s performance has deteriorated significantly. When viewed in aggregate, we believe these facts increase the difficulty and lengthen the process of finding second qualified independent nominee and thus can be problematic given the timing of a proxy contest.

Additionally, we note the dissidents, if elected, would occupy a minority position on the board, would be prohibited from ever owning more than 25 percent of the company and would be ineligible from serving as Chairman of the board without violating 46 U.S.C. section 50501 (b). Furthermore, supporting a single dissident on a large board is unlikely to have much of an effect on board deliberations and obviously would have little impact from a voting perspective. We believe a more substantial minority position helps achieve the purpose of supporting the dissidents in the first place: providing a significant alternative voice on a board where shareholders have concluded change is warranted. In this case, given the unusual legal issues in this contest, and the minority position sought, we feel the benefits of having multiple voices on the board is the stronger argument to effect positive change.

Regarding the potential conflict of interest arising from the Viking Supply Ships company, which is controlled by Kistefos, and without opining on legalities and the extent of any direct competition between the two companies, we note the following factors mitigate this risk:

1) The overriding fiduciary responsibility of board members and the compliance with Trico’s existing board procedures relating to potential conflicts of interest and confidentiality. Specifically, these procedures would require Messrs. Korsvold and Sveaas to recuse themselves from consideration of issues which could give rise to a concern regarding compliance with applicable competition law and would require them to keep confidential any information belonging to Trico which could be used by a third party for competitive advantage.

2) The fact that Viking ships (that service the North Sea where Trico is present) are larger, more powerful vessels that are equipped differently, perform different tasks (ice-breaking, etc.); therefore, do not generally bid on same day rates. The North Sea market is a transparent, brokered business in which bidding is highly visible. Thus, if direct competition did occur, it could be easily addressed.

3) The fact that Viking ships also service the India market were Trico is not present.

4) Mr. Korsvold’s stated intention to resign from the Viking board if elected, thus neither he nor Mr. Sveaas will be an officer or director of Viking.

Based on the facts above, on balance we conclude the presence of the two dissident nominees on the TRMA board would likely prove beneficial to long-term shareholder value. The long-term financial and operational performance of the company and the dissident nominees’ skill sets and aggregate track record establish both the need for change and the dissidents’ ability to effect change. In cases where the dissidents are seeking a minority position on the board, the burden of proof on the dissidents is lower. In such cases, RMG will not require from the dissidents a detailed plan of action, nor will we require that the dissidents prove that their plan is preferable to the incumbent plan. Instead, RMG will require that dissidents demonstrate that change is preferable to the status quo and that the dissident slate will add value to board deliberations by considering the issues from a different viewpoint than the current board members. In this case, we believe dissidents have made a valid case for change and greater management oversight. We therefore recommend shareholders vote on the dissident BLUE proxy card FOR dissident nominees Mr. Korsvold and Mr. Sveaas.

Vote FOR Items 11 and 12.	US Standard Policy

Item 13: Require a Majority Vote for the Election of Directors	AGAINST

Proposal

Kistefos has submitted this shareholder proposal requesting that the existing subsection (1) of Section 7(C) of Article II of the Bylaws be renumbered as subsection (1)(A) and a new subsection (1)(B) of Section 7(C) of Article II of the Bylaws, be adopted, such subsection (1)(B) to follow subsection (1)(A) and precede subsection (2), as follows:

“(B) A person shall be ineligible to serve as a director if such person fails to receive the number of votes required to elect directors at any meeting of stockholders at which such person is to be elected (including any such meeting referred to in Article II and Article III hereof). The term of any existing director of the Corporation who fails to receive the number of votes required to re-elect such existing director at any meeting of stockholders at which such existing director is nominated to be re-elected (including any such meeting referred to in Article II and Article III hereof) shall immediately expire, and a vacancy in the Board of Directors shall be deemed to exist. This Section 7(C)(1) of Article II shall not be amended or repealed by the Board of Directors without a unanimous vote of all of the directors then serving on the Board of Directors.”

Vote Requirement

Approval of this proposal requires the affirmative vote of at least two-thirds of the voting power of the outstanding shares of the common stock of the company.

Shareholder’s Supporting Statement

The proponent believes that approval of this proposal would make directors who fail to receive a majority vote for re-election ineligible to serve. The proponent explains that Trico has adopted majority voting for the election of its directors, but, unlike most public companies which have done so, it has failed to adopt a policy or bylaw dealing with the situation in which an incumbent director does not receive the required votes to be reelected. As a result, under the applicable holdover director provisions of Delaware law, such a director may continue in office regardless of the fact that a majority of the stockholders may have voted against or withheld votes for his or her re-election.

Kistefos recommends that the shareholders approve the proposed bylaw amendment that makes any director who fails to receive the number of votes required to be elected to the board at a shareholders meeting ineligible to serve on the board. The proponent believes that by expressly making such a director ineligible to serve, the director qualification bylaw proposed by Kistefos would give immediate effect to the will of the shareholders, introduce real accountability to the board and bring the company in line with today’s best corporate governance practices.

Board’s Statement

The board argues that the ability of a director to holdover in a failed election serves an important policy goal by ensuring that the power of the board to act continues uninterrupted even though an annual meeting is not held or the stockholders do not elect directors at the meeting. If this bylaw were to be adopted and found to be legal, in unopposed elections board vacancies will result any time an individual fails to receive a majority of the shares entitled to vote and present in person or represented by proxy at the stockholders meeting. The same result would hold for contested elections where individuals may not receive a majority of the quorum at the meeting — for example, in elections contested by multiple candidates or situations where holders of a large number of shares simply choose not to vote its shares.

RMG Analysis

We note that Trico currently has a majority voting standard in place. However, it does not have a policy or bylaw that addresses a situation in which an incumbent director fails to receive majority support. Instead, the company relies on the director holdover provisions of Delaware law. Further, the bylaws do not provide for a plurality vote standard for contested director elections.

Companies are strongly encouraged to adopt a post-election policy (also know as a director resignation policy) that will provide guidelines so that the company will promptly address the situation of a “holdover” director.

What the proponent is suggesting here is to include a provision that would make directors who fail to receive a majority vote for re-election ineligible to serve. Our concern with this proposal is that it calls for the outright removal of a director upon failure to garner majority support as opposed to providing for a director resignation policy option. Such policy would allow the board to accommodate both shareholder concerns and the needs for stability and continuity of the board.

We would also prefer that this proposal include a provision that would correct the lack of a plurality vote standard in contested situations. When there are more nominees than board seats, the use of a majority-voting standard can act as a takeover defense.

Vote Recommendation

Director accountability is the hallmark of good governance. The board election process must ensure that shareholders’ expressions of dissatisfaction with the performance of directors have meaningful consequences. RMG advocates that a majority vote standard coupled with a director resignation policy would give full effect to the shareholder franchise. As we view this proposal lacking because it does not call for a director resignation policy, we do not believe it adequately remedies the deficiencies of the company’s current majority voting policy.

Accordingly, we recommend shareholders vote AGAINST this proposal.

Vote AGAINST Item 13.	US Standard Policy

Additional Information and Instructions

Trico Marine Services, Inc.
10001 WOODLOCH FOREST DR.
SUITE 610
THE WOODLANDS TX 77380
281-203-5700

Shareholder Proposal Deadline: January 13, 2010

Solicitor: Mackenzie Partners, Inc.

Security ID:896106200 (CUSIP),

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Trico Marine Services, Inc.

June 2, 2009

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ISS Governance Research Team

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Analysts

Lead Analyst(s): James Miller CFA, CPA

				ISS Governance Services US Proxy Advisory Services
				Publication Date : June 2, 2009
Company Info				Trico Marine Services, Inc.
	Ticker	TRMA
	Meeting	Proxy Contest
		June 10, 2009		Recommendations - US Standard Policy
	Record Date	April 17, 2009
	Incorporated	Delaware		Item Code*		Proposal	Mgt. Rec.	ISS Rec.	VOTED
Provides marine support vessels to the oil and gas industry (GICS:10101020)						Management Proxy (White Card)

				1	M0299	Elect Director Joseph S. Compofelice	FOR	Do Not
								Vote
Shares Held				2	M0299	Elect Director Ben A. Guill	FOR	Do Not
on Record								Vote
Date				3	M0101	Ratify Auditors	FOR	Do Not
Shares								Vote
Voted				4	S0222	Increase Size of Board to Nine	AGAINST	Do Not
Date Voted								Vote
				5	S0222	Increase Quorum Requirement at Board	AGAINST	Do Not
						Meetings to Seven Directors		Vote
				6	S0214	Remove Director Per Statehr Without	AGAINST	Do Not
Shareholder Returns						Cause		Vote
	1 yr%	3 yr%	5 yr%	7	S0235	Amend Bylaws to Reduce Ownership	AGAINST	Do Not
Company	-87.92	-44.40	20.09			Threshold to Call Special Meeting		Vote
Russell 3000	-38.70	-10.38	-3.75	8	S0352	Repeal Bylaw Amendments Adopted After	AGAINST	Do Not
						December 15, 2008		Vote
GICS peers	-37.27	-0.29	-15.82	9	S0201	Declassify the Board of Directors	NONE	Do Not
								Vote
Annualized shareholder returns. Peer				10	M0299	Elect Douglas E. Swanson as Director to	FOR	Do Not
group is based on companies inside						Fill Vacancy		Vote
the same “Global Industry				11	S0212	Require a Majority Vote for the Election	AGAINST	Do Not
Classification Standard” code						of Directors		Vote
						Dissident Proxy (Blue Card)	Diss.	ISS Rec.	VOTED
CGQ Rating							Rec.
Index Score		74.4		1	S0299	Management Nominee - Ben A. Guill	FOR	FOR
Industry Score		80.4		2	S0299	Management Nominee - Joseph S.	AGAINST	FOR
TRMA outperformed 74.4% of the						Compofelice
companies in the Russell 3000 and				3	M0101	Ratify Auditors	FOR	FOR
80.4% of the companies in the				4	S0222	Increase Size of Board to Nine	FOR	FOR
Energy group.				5	S0222	Increase Quorum Requirement at Board	FOR	FOR
						Meetings to Seven Directors
ISS calculates governance rankings				6	S0214	Remove Director Per Statehr Without Cause	FOR	FOR
for more than 8,000 companies				7	S0235	Amend Bylaws to Reduce Ownership	FOR	FOR
worldwide based on up to 63						Threshold to Call Special Meeting
corporate governance variables.				8	S0352	Repeal Bylaw Amendments Adopted After	FOR	FOR
						December 15, 2008
				9	S0201	Declassify the Board of Directors	FOR	FOR
				10	S0299	Elect Douglas E. Swanson as Director to	FOR	FOR
						Fill Vacancy
				11	S0299	Elect Director Age Korsvold	FOR	FOR
				12	S0299	Elect Director Christen Sveaas	FOR	FOR
				13	S0212	Require a Majority Vote for the Election	FOR	AGAINST
						of Directors
				*S indicates shareholder proposal